

NY&C

2011 ANNUAL REPORT

NEW YORK & COMPANY
nyandcompany.com

NY STYLE... *gorgeous from every ANGLE*




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Dear Stockholders,

2011 was an important year – a transition year – for our company, which provided context and perspective to our strategies and allowed us to lay the groundwork for a strong future. We gained valuable insight about our customer, her lifestyle needs and what drives her purchasing decisions in terms of merchandise, fashion, price points and promotions – all while facing significant cost pressures that challenged our industry.

- Our customers responded positively to our strategy of introducing more fashion into our assortment, more frequently. However, a critical learning for us is that our customers' shopping patterns and behaviors change, particularly during peak traffic times and gift-giving seasons. At these key times of the year, we must adjust the mix of fashion in our assortments to capitalize on this shift.

- During 2011, our strategy to reduce the depth on key items to broaden our assortment and add more fashion was successful. Nevertheless, to capitalize on the natural increases in traffic during certain times of the year, such as holiday, we must deliver a more balanced assortment of fashion, key items and gifting items.

- Wear-to-Work is clearly our company's brand platform. Throughout 2011, we elevated our Wear-to-Work assortments and saw our customers respond strongly to our perfectly fitting signature pants, suiting separates, knit tops and the expansion of our dress category – which continues to be a great success for us.

- Our multi-channel strategy also continues to be successful with eCommerce and Outlets growing significantly as a percentage of our total business. In 2011, eCommerce sales represented 7% of our total net sales and Outlets also increased their contribution to approximately 5% of net sales. This compares with 5% and 3%, respectively, in the year-ago period.

Importantly, we are applying these key learnings to our business in 2012. Our top priority this year is to deliver a significant improvement in our operating performance versus last year and bring us one step closer toward achieving our long-term goal of high single-digit operating margins. In 2012, we have identified six keys to success which we expect will move our business forward:

1. **We have developed and are implementing comprehensive strategies to maximize sales and profitability during peak traffic times of the year based on our customers' needs and mindsets.** Our customers' shopping behaviors are very different during these key periods. While fashion remains critical, the business becomes much more key item driven and focuses more on fashionable basics and gifting items – all of which must be delivered at the right price with strong perceived value.

2. **We are increasing our marketing efforts to drive traffic to our stores and online, while acquiring new customers.** We recently launched THE CITY, our first-ever Fashion Book, which reflects a full expression of the "new" New York & Company brand, in a way that our customers have never seen before. In addition to existing customers, we sent this catalog to prospective customers. This is significant as we have traditionally been speaking solely with our existing customer database. Other marketing efforts will include better targeting of our customers through email and direct mail, as well as social and mobile commerce. Our marketing campaigns will also include print advertising, including advertisements such as the one we launched in the March edition of Glamour magazine.

3. **In terms of merchandise, we will continue to build upon our dominance in the Wear-to-Work category with great-fitting pants, strong suiting separates, tops, and dresses.** We have a very talented and experienced team of designers and merchants in place that drove

our success in Wear-to-Work in 2011, and we are pleased that, moving forward, this team will continue to drive this important category of our business for us. At the same time, we are redefining and elevating our casual offering by providing our customers with items and outfits that have more crossover appeal.

In Casual we have a new, highly talented team in place that is energized and excited to move this business forward. The "elevation of fashion" that we have applied successfully to Wear-to-Work, and now beginning in Casual, will also begin to be seen in other areas of our business such as Accessories. For example, we recently launched our exciting new shoe collection, '58ANDLEX by NY&C'. Our customers have been inspired by the footwear in our marketing campaigns in our stores and online, and we are thrilled to give her what she's been looking for in an aspirational way in this collection.

4. In 2012, we expect merchandise margin to benefit from lower average unit cost. These lower costs, combined with anticipated lower markdowns due to better conversion on improved merchandise offerings, is expected to result in higher merchandise margins throughout the year.

5. Over time, a big opportunity for our company is the optimization of our real estate portfolio and subsequent lowering of our expenses. In terms of our portfolio, we will continue to identify underperforming stores for closure and reduce the size of certain locations. Over the past three years, we have closed 90 stores. Going forward we expect to close up to 100 stores, including 25 to 30 this year, while expanding our Outlet business. We will also explore other off-mall locations – including lifestyle centers – which are inherently more profitable for us given the lower rent expense and lower build-out costs associated with these locations.

6. We remain focused on our growth businesses – eCommerce and Outlets. Our eCommerce business has experienced great growth and profitability over the past two years. Ultimately, we believe eCommerce can become a double-digit percentage of our total business. In addition to being a very productive business for us, eCommerce is also a powerful marketing tool that allows us to fully express our brand and increase brand awareness.

In our Outlet business, we plan to open 15 to 20 new Outlet stores in 2012, bringing us to between 41 and 46 Outlet stores at year-end. Longer term, we believe this channel has the potential for approximately 75 locations nationwide. As we grow our Outlet business, we will continue to shift the product mix and increase the percentage of higher margin, Outlet-exclusive merchandise in this channel.

Combined, these six keys to success are expected to drive sales at improved margins in 2012 and deliver a significant improvement in operating performance from 2011. In addition, with our executive team now coalesced into a united front, we are excited about the year ahead of us.

I would like to thank all of our associates for their continued hard work and commitment. Thank you for your confidence and support as stockholders of our company.

Sincerely,

Gregory J. Scott
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 28, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 1-32315

NEW YORK & COMPANY, INC.
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	**33-1031445** (I.R.S. Employer Identification No.)
450 West 33rd Street, 5th Floor, NEW YORK, NEW YORK (Address of principal executive offices)	**10001** (Zip Code)

(212) 884-2000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.001 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None.**

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates as of July 29, 2011 was approximately $159.5 million, using the closing price per share of $5.46, as reported on the New York Stock Exchange as of such date.

The number of shares of registrant's common stock outstanding as of March 30, 2012 was 62,107,707.

DOCUMENTS INCORPORATED BY REFERENCE:

Part III incorporates certain information by reference to the Proxy Statement for the 2012 Annual Meeting of Stockholders.

ANNUAL REPORT ON FORM 10-K INDEX

PART I

Item 1. Business

Overview

New York & Company, Inc. (together with its subsidiaries, collectively the "Company") is a leading specialty retailer of women's fashion apparel and accessories, and the modern wear-to-work destination for women, providing perfectly fitting pants and NY Style that is feminine, polished, on-trend and versatile—all at an amazing value. The Company's proprietary branded New York & Company® merchandise is sold exclusively through its national network of retail stores and eCommerce store at *www.nyandcompany.com*. The target customers for the Company's merchandise are fashion-conscious, value-sensitive women between the ages of 25 and 45. As of January 28, 2012, the Company operated 532 stores with 2.9 million selling square feet in 43 states.

The Company offers a merchandise assortment consisting of wear-to-work and casual apparel and accessories, including pants, dresses, jackets, knit tops, blouses, sweaters, denim, t-shirts, activewear, handbags and jewelry. The Company's merchandise reflects current fashions and fulfills a broad spectrum of its customers' lifestyle and wardrobe requirements, with a focus on wear-to-work apparel.

The Company positions its stores as a source of fashion, quality and value by providing its customers with an appealing merchandise assortment at attractive price points, generally below those of department stores and other specialty retailers. The Company believes its stores create an exciting shopping experience through the use of compelling window displays, creative and coordinated merchandise presentations and in-store promotional signage. The Company's stores are typically concentrated in large population centers of the United States and are located in shopping malls, lifestyle centers, outlet centers, and off-mall locations, including urban street locations.

The Company was founded in 1918 and operated as a subsidiary of Limited Brands, Inc. ("Limited Brands") from 1985 to 2002. New York & Company, Inc., formerly known as NY & Co. Group, Inc., was incorporated in the state of Delaware on November 8, 2002. It was formed to acquire all of the outstanding stock of Lerner New York Holding, Inc. ("Lerner Holding") and its subsidiaries from Limited Brands, an unrelated company. On November 27, 2002, Irving Place Capital, formerly known as Bear Stearns Merchant Banking, completed the acquisition of Lerner Holding and its subsidiaries from Limited Brands (the "acquisition of Lerner Holding"). On October 6, 2004, the Company completed an initial public offering and listed its common stock on the New York Stock Exchange.

The Company's fiscal year is a 52 or 53 week year that ends on the Saturday closest to January 31. The 52-week years ended January 28, 2012, January 29, 2011 and January 30, 2010 are referred to herein as "fiscal year 2011," "fiscal year 2010," and "fiscal year 2009," respectively. The 53-week year ending February 2, 2013 is referred to herein as "fiscal year 2012."

The Company's Growth Strategies

The Company believes that it can maximize sales by providing its customers fashion, quality and value with an appealing merchandise assortment at attractive price points. The Company plans to drive higher margin sales with new fashion items and increased focus on its wear-to-work assortments. In addition, the Company will continue to grow the jewelry business, while improving the fashion and assortment of other accessories categories over the long term. The integration of the accessories and apparel business through more appealing and effective visual merchandising in the Company's stores has proven to be a successful strategy and will remain an area of significant focus for the Company.

eCommerce Store

The Company believes that its eCommerce store (*www.nyandcompany.com*) provides an effective means to reach its existing customers and more importantly attract new customers to the New York & Company brand. The eCommerce store is designed to cater to the customers' lifestyle needs by offering an easy alternative to shop, while also increasing brand awareness. The Company believes that it can continue to grow sales with its eCommerce store by broadening its online assortment with new product exclusives and expanded product extensions. The Company is continuing to develop the infrastructure and functionality of the site to offer more merchandise on the eCommerce store and to enhance customer service on the site.

Optimize the New York & Company Store Base

The Company is focused on optimizing the size and productivity of its existing New York & Company store base by relocating and remodeling a portion of its existing stores annually. The reduction in non-productive selling square feet is an integral component of the Company's goal to improve productivity and profitability and is in-line with its multi-year restructuring and cost reduction program announced in January 2009.

Expand the New York & Company Outlet Store Base

The New York & Company Outlet stores offer a merchandise mix consisting of apparel and accessories that can be found at New York & Company stores, merchandise specific to the Outlet stores and clearance merchandise. The Company plans to continue opening a number of new New York & Company Outlet stores each year, and believes over the long term, the growth potential for New York & Company Outlet stores could be approximately 75 locations. As of January 28, 2012, the Company operated 26 Outlet stores.

Enhance Brand Image and Increase Customer Loyalty

The Company believes that the awareness of a nationally recognized brand further drives merchandise sales and customer loyalty. The Company seeks to build and enhance the recognition, appeal and reach of its New York & Company brand through its merchandise assortment, customer service, and consistent marketing across all channels of the business. The Company believes that its combination of fashion apparel, accessories and attractive price points differentiates its brand from its competitors and drives strong recognition and endorsement by its target customers.

Design and Merchandising

The Company's product development group, led by its merchant and design teams, is dedicated to consistently delivering to its customers high-quality and on trend fashion apparel and accessories at competitive prices. The Company seeks to provide its customers with key fashion items of the season, as well as a broad assortment of coordinating apparel items and accessories that will complete their wardrobe. The Company's merchandising, marketing and promotional efforts encourage multiple unit and outfit purchases.

While the Company delivers selected new items every two to four weeks to its stores in order to keep the merchandise current and to keep customers engaged, new product lines are introduced into the Company's stores in five major deliveries each year (spring, summer, fall, holiday and pre-spring). Product line development begins with the introduction of design concepts, key styles and its initial assortment selection for the product line. The Company's designers focus on overall concepts and identify and interpret the fashion trends for the season, identifying those particular apparel items and accessories that will appeal to its target customer, designing the product line and presenting it to the Company's merchants for review. The Company's merchants are responsible for developing seasonal strategies and a detailed list of desired apparel pieces and accessories to guide the designers, as well as buying, testing, editing and pricing the line during the season on an ongoing basis. This integrated approach to design, merchandising and sourcing enables the Company to carry a merchandise assortment that addresses customer demand while attempting to minimize inventory risk and maximize sales and profitability.

Sourcing

The Company's sourcing approach focuses on quality, speed and cost in order to provide timely delivery of quality goods. This is accomplished by closely managing the product development cycle, from raw materials and garment production to store-ready packaging, logistics and customs clearance.

Sourcing Relationships. The Company purchases apparel and accessories products both from importers and directly from manufacturers. The Company's relationships with its direct manufacturers are supported by independent buying agents, who help coordinate the Company's purchasing requirements with the factories. The Company's unit volumes, long-established vendor relationships and knowledge of fabric and production costs, combined with a flexible, diversified sourcing base, enable it to buy high-quality, low-cost goods. The Company is not subject to long-term production contracts with any of its vendors, manufacturers or buying agents. The Company's broad sourcing network allows it to meet its factory workplace standards; objectives of quality, cost, speed to market; and inventory efficiency by shifting merchandise purchases as required, and allows it to react quickly to changing market or regulatory conditions. In fiscal year 2011, the Company sourced nearly all of its merchandise from Bahrain, China, El Salvador, Guatemala, India, Indonesia, Jordan, the Philippines, the United States, Taiwan and Vietnam. The Company's largest country sources are China, Vietnam and Indonesia, which represented approximately 90% of purchases in fiscal year 2011.

Quality Assurance and Compliance Monitoring. The Company entered into a transition services agreement with Limited Brands on November 27, 2002, as amended, in connection with the acquisition of Lerner Holding (the "transition services agreement"). As part of the transition services agreement, Independent Production Services ("IPS"), a unit of Limited Brands, provides the Company with monitoring of country of origin, point of fabrication compliance, compliance with the Company's Code of Business Conduct for suppliers, labor standards, and supply chain security. In addition, all of the factories that manufacture merchandise for the Company sign a master sourcing agreement that details their obligations with respect to quality and ethical business practices. IPS representatives visit apparel factories to ensure that the factory quality control associates understand and comply with the Company's requirements. The Company's independent buying agents and importers also conduct in-line factory and final quality audits.

The Company also engages two independent audit firms to visit each year a selection of factories that manufacture accessories for the Company to ensure that these factories understand and comply with the Company's Code of Business Conduct for suppliers, labor standards and supply chain security standards.

Distribution and Logistics

Limited Brands provides the Company with certain warehousing and distribution services under the transition services agreement. All of the Company's merchandise is received, processed, warehoused and distributed through Limited Brands' distribution center in Columbus, Ohio. Details about each receipt are supplied to the Company's store inventory planners, who determine how the product should be distributed among the Company's stores based on current inventory levels, sales trends and specific product characteristics. Advance shipping notices are electronically communicated to the stores.

Under the transition services agreement, as amended on September 14, 2010, these services will terminate upon the earliest of the following: (i) 24 months from the date that Limited Brands notifies the Company that Limited Brands wishes to terminate the services, which notice shall be no earlier than February 1, 2014; (ii) 24 months from the date that the Company notifies Limited Brands that the Company wishes to terminate the services, which notice shall be no earlier than February 1, 2014; (iii) 60 days after the Company has given notice to Limited Brands that Limited Brands has failed to perform any material obligations under the agreement and such failure shall be continuing; (iv) 30 days after Limited Brands has given notice to the Company that the Company has failed to perform any material obligations under the agreement and such failure shall be continuing; (v) within 75 days of receipt of the annual proposed changes to the agreement schedules which outline the cost methodologies and estimated costs of the services for the coming year, if such proposed changes would result in a significant increase in the amount of service costs that the Company would be obligated to pay; (vi) 15 months after a change of control of the Company, at the option of Limited Brands; or (vii) upon reasonable notice under the prevailing circumstances by the Company to Limited Brands after a disruption of services due to force majeure that cannot be remedied or restored within a reasonable period of time. The Company believes that these services are provided at a competitive price and the Company anticipates continuing to use Limited Brands for these services.

The Company relies on a third-party to operate its eCommerce store, including fulfillment services. The third-party warehouse facility is located in Martinsville, Virginia. Merchandise is received in this location from Limited Brands' distribution center. The operation of the Company's eCommerce store is covered by a master services agreement that is set to expire on February 28, 2013.

Real Estate

As of January 28, 2012, the Company operated 532 stores in 43 states, with an average of 5,401 selling square feet per store. The Company's growth and productivity statistics are reported based on selling square footage because management believes the use of selling square footage yields a more accurate measure of store productivity. All of the Company's stores are leased and are located in large population centers of the United States in shopping malls, lifestyle centers, outlet centers, and off-mall locations, including urban street locations.

Historical Store Count

Fiscal Year	Total stores open at beginning of fiscal year	Number of stores opened during fiscal year	Number of stores closed during fiscal year	Number of stores remodeled during fiscal year	Total stores open at end of fiscal year
2007	536	54	(12)	25	578
2008	578	25	(14)	14	589
2009	589	11	(24)	3	576
2010	576	22	(43)	8	555
2011	555	—	(23)	11	532

Historical Selling Square Footage

Fiscal Year	Total selling square feet at beginning of fiscal year	Increase in selling square feet for stores opened during fiscal year	Reduction of selling square feet for stores closed during fiscal year	Net (reduction) increase of selling square feet for stores remodeled during fiscal year	Total selling square feet at end of fiscal year
2007	3,236,540	228,727	(88,042)	(49,775)	3,327,450
2008	3,327,450	104,641	(98,572)	(38,740)	3,294,779
2009	3,294,779	31,755	(133,398)	466	3,193,602
2010	3,193,602	74,830	(230,435)	(11,514)	3,026,483
2011	3,026,483	—	(123,978)	(29,069)	2,873,436

Store Count by State as of January 28, 2012

State	# of Stores	State	# of Stores	State	# of Stores
Alabama	11	Maine	1	North Dakota	1
Arizona	8	Maryland	15	Ohio	24
Arkansas	4	Massachusetts	11	Oklahoma	4
California	47	Michigan	12	Pennsylvania	31
Colorado	6	Minnesota	9	Rhode Island	3
Connecticut	7	Mississippi	5	South Carolina	12
Delaware	1	Missouri	11	South Dakota	1
Florida	33	Nebraska	3	Tennessee	14
Georgia	18	Nevada	4	Texas	47
Illinois	22	New Hampshire	2	Utah	2
Indiana	9	New Jersey	28	Virginia	21
Iowa	2	New Mexico	1	Washington	3
Kansas	2	New York	52	West Virginia	4
Kentucky	7	North Carolina	18	Wisconsin	8
Louisiana	8				
				Grand Total	532

Site Selection. The Company's real estate management team is responsible for new store site selection. In selecting a specific location for a new store, the Company targets high-traffic real estate in locations with demographics reflecting concentrations of the Company's target customers and a complementary tenant mix.

The Company plans to open a number of new New York & Company Outlet stores each year, while relocating and remodeling a portion of its existing store base annually. Each Outlet store is approximately 3,500 to 5,000 selling square feet. New York & Company Outlet stores offer a merchandise mix consisting of apparel and accessories that can be found at New York & Company stores, merchandise specific to the Outlet stores and clearance merchandise. The Company believes over the long term, the growth potential for New York & Company Outlet stores could be approximately 75 locations.

The Company expects to fund future store openings with cash flow from operations and, if necessary, borrowings under its revolving credit facility.

Store Display and Merchandising. The Company's stores are designed to effectively display its merchandise and create an upbeat atmosphere. Expansive front windows allow potential customers to see easily into the store and are used as a vehicle to highlight major merchandising and promotional events. The open floor design allows customers to readily view the majority of the merchandise on display, while store fixtures allow for the efficient display of garments and accessories. Merchandise displays are modified on a weekly basis based on sales trends and inventory receipts. The Company's in-store product presentation utilizes a variety of different fixtures to highlight the product line's breadth and versatility. Complete outfits are displayed throughout the store using garments from a variety of product categories. The Company displays complete outfits to demonstrate how its customers can combine different pieces in order to increase unit sales.

Pricing and Promotional Strategy. The Company's in-store pricing and promotional strategy is designed to drive customer traffic and promote brand loyalty. The promotional pricing strategy is designed to encourage multiple unit sales. Select key items are also prominently displayed in store windows at competitive prices to drive traffic into the stores.

Inventory Management. The Company's inventory management systems are designed to maximize merchandise profitability and increase inventory turns. The Company constantly monitors inventory turns on the selling floor and uses pricing and promotions to maximize sales and profitability and to achieve inventory turn goals. The Company has a refined inventory loss prevention program that is integrated with the store operations and finance departments of its business. This program includes electronic article surveillance systems in a majority of stores as well as the monitoring of merchandise returns, merchandise voids, employee sales and deposits, and educating store personnel on loss prevention.

Field Sales Organization. Store operations are organized into four regions and 43 districts. Each region is managed by a regional sales leader. The Company staffs approximately 43 district sales leaders, with each typically responsible for the sales and operations of 12 stores on average. Each store is typically staffed with a store manager and two additional support managers. Higher volume stores may have additional support managers as required. All stores are staffed with hourly sales associates. The Company has approximately 1,600 full-time in-store managers. The Company seeks to instill enthusiasm and dedication in its store management personnel by maintaining an incentive/bonus plan for its field managers. The program is currently based on monthly sales performance and seasonal inventory loss targets. The Company believes that this program effectively creates incentives for its senior field professionals and aligns their interests with the financial goals of the Company. The Company evaluates merchandise fill, fitting room service, checkout service, and store appearance. Stores are required to meet or exceed established corporate standards to ensure the quality of the Company's customers' overall in-store experience.

Store Sales Associates. The Company typically employs between 5,000 and 9,000 full- and part-time store sales associates, depending on the Company's seasonal needs. The Company has well-established store operating policies and procedures, updated and efficient point-of-sale ("POS") terminals and an in-store training program for all new store employees. Detailed product descriptions are also provided to sales associates to enable them to gain familiarity with product offerings. The Company offers its sales associates a discount to encourage them to wear the Company's apparel and accessories on the selling floor.

Brand Building and Marketing

The Company believes that its New York & Company brand is among its most important assets. The Company's ability to continuously evolve its brand to appeal to the changing needs and priorities of its target customer is a key source of its competitive advantage. The Company believes that its combination of fashion apparel, accessories and attractive price points differentiates its brand from its competitors. The Company consistently communicates its brand image across all aspects of its business, including product design, store merchandising and shopping environments, channels of distribution, and marketing and advertising. The Company continues to invest in the development of its brand through, among other things, direct mail marketing, in-store marketing, e-mail and text messaging programs, social media such as Facebook, and select advertising. The Company also makes investments to enhance the overall client experience through opening new stores, remodeling existing stores, broadening its assortment online at *www.nyandcompany.com*, and focusing on client service.

The Company believes that it is strategically important to communicate on a regular basis directly with its current customer base and with potential customers. The Company uses its customer database, which includes approximately 6.5 million customers who have made purchases within the last twelve months, to design marketing programs to attract its core customers.

Customer Credit

The Company has a credit card processing agreement with a third party (the "administration company") that provides the services of the Company's proprietary credit card program. The Company allows payments on this credit card to be made at its stores as a service to its customers. The administration company owns the credit card accounts, with no recourse to the Company. All of the Company's proprietary credit cards carry the New York & Company brand. These cards provide purchasing power to customers and additional vehicles for the Company to communicate product offerings.

Information Technology

Information technology is a key component of the Company's business strategy and the Company is committed to utilizing technology to enhance its competitive position. The Company's information systems integrate data from the field sales, design, merchandising, planning and distribution, and financial reporting functions. The Company's core business systems consist of both purchased and internally developed software, operating on UNIX, AS400 and Windows NT platforms. These systems are accessed over a company-wide network and provide corporate employees with access to key business applications.

Sales, cash deposit and related credit card information are electronically collected from the stores' POS terminals and eCommerce website on a daily basis. During this process, the Company also obtains information concerning inventory receipts and transmits pricing, markdown and shipment notification data. In addition, where permitted by law, the Company collects customer transaction data to update its customer database. The merchandising staff and merchandise planning staff evaluate the sales and inventory information collected from the stores to make key merchandise planning decisions, including orders and markdowns. These systems enhance the Company's ability to optimize sales while limiting markdowns, achieve planned inventory turns, reorder successful styles, and effectively distribute new inventory to the stores.

Competition

The retail and apparel industries are highly competitive. The Company has positioned its stores as a source of fashion, quality and value by providing its customers with an appealing merchandise assortment at attractive price points generally below those of department stores and other specialty retailers. The Company competes with traditional department stores, specialty store retailers, discount apparel stores and direct marketers for, among other things, customers, raw materials, market share, retail space, finished goods, sourcing and personnel. The Company believes its competitors include Ann Taylor LOFT®, Express®, JCPenney®, Kohl's®, Macy's®, Old Navy® and Target®, among others. The Company differentiates itself from its competitors on the basis of its fashion and proprietary merchandise designs, value pricing, merchandise quality, in-store merchandise display and store service.

Seasonality

The Company views the retail apparel market as having two principal selling seasons: spring (first and second quarter) and fall (third and fourth quarter). The Company's business experiences seasonal fluctuations in net sales and operating income, with a significant portion of its operating income typically realized during the fourth quarter. Seasonal fluctuations also affect inventory levels. The Company must carry a significant amount of inventory, especially before the holiday season selling period in the fourth quarter and prior to the Easter and Mother's Day holidays toward the end of the first quarter and beginning of the second quarter.

Intellectual Property

The Company believes that it has all of the registered trademarks it needs to protect its New York & Company®, Lerner®, Lerner New York®, New York Style®, City Stretch®, City Style® and NY&C® brands and it vigorously enforces all of its trademark rights.

Employees and Labor Relations

As of January 28, 2012, the Company had a total of 7,131 employees of which 2,051 were full-time employees and 5,080 were part-time employees, who are primarily store associates. The number of part-time employees fluctuates depending on the Company's seasonal needs. The collective bargaining agreement with the Local 1102 unit of the Retail, Wholesale and Department Store Union (RWDSU) AFL-CIO ("Local 1102") is set to expire August 31, 2013. Approximately 8% of the Company's total employees are covered by collective bargaining agreements and are primarily non-management store associates. The Company believes its relationship with its employees is good.

Government Regulation

The Company is subject to federal and state minimum wage laws, as well as various business customs, truth-in-advertising, truth-in-lending and other laws, including consumer protection regulations and zoning and occupancy ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise, the use of the Company's proprietary credit cards and the operation of retail stores and warehouse facilities. The Company undertakes to monitor changes in these laws and believes that it is in material compliance with applicable laws with respect to these practices.

The majority of the Company's merchandise is manufactured by factories located outside of the United States. These products are imported and are subject to U.S. customs laws, which impose tariffs for textiles and apparel. In addition, some of the Company's imported products are eligible for certain duty-advantaged programs, including but not limited to the North American Free Trade Agreement, the Andean Trade Preference Act, the U.S. Caribbean Basin Trade Partnership Act and the Caribbean Basin Initiative.

Available Information

The Company makes available free of charge on its website, http://www.nyandcompany.com, copies of its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as soon as reasonably practicable after filing or furnishing such material electronically with the United States Securities and Exchange Commission. Copies of the charters of each of the Company's Audit Committee, Compensation Committee, and Nomination & Governance Committee, as well as the Company's Corporate Governance Guidelines, Code of Business Conduct for Associates, Code of Conduct for Principal Executive Officers and Key Financial Associates, and Code of Business Conduct for Suppliers, are also available on the website.

Item 1A. Risk Factors

Economic conditions may cause a decline in business and consumer spending which could adversely affect the Company's business and financial performance.

The Company's business is impacted by general economic conditions and their effect on consumer confidence and the level of consumer spending on the merchandise the Company offers. These economic factors include recessionary cycles, interest rates, currency exchange rates, economic growth, wage rates, unemployment levels, energy prices, availability of consumer credit, and consumer confidence, among others. The current economic conditions may continue to negatively affect consumer purchases of the Company's merchandise and adversely impact the Company's business, financial condition and results of operations. The current economic conditions could also negatively impact the Company's merchandise vendors and their ability to deliver products and sustain profits and sufficient liquidity. To counteract their cash flow problems, the Company's merchandise vendors may require letters-of-credit or attempt to increase prices, pass through increased costs or seek some other form of relief, which may adversely impact the Company's business, financial condition and results of operations. In addition, economic conditions could negatively impact the Company's retail landlords and their ability to maintain their shopping centers in a first-class condition and otherwise perform their obligations.

The raw materials used to manufacture the Company's products and its distribution and labor costs are subject to availability constraints and price volatility, which could result in increased costs.

The raw materials used to manufacture the Company's products are subject to availability constraints and price volatility caused by high demand for petroleum-based synthetic fabrics, weather, supply conditions, government regulations, economic climate and other unpredictable factors. The Company sources nearly all of its merchandise from approximately 11 countries, with China, Vietnam and Indonesia representing approximately 90% of all purchases during fiscal year 2011. Any one of these countries could experience increased inflationary pressure, which could lead to increased costs for the Company. In addition, the Company's transportation and labor costs are subject to price volatility caused by the price of oil, supply of labor, governmental regulations, economic climate and other unpredictable factors. Increases in demand for, or the price of, raw materials, distribution services and labor, could have a material adverse effect on the Company's business, financial condition and results of operations.

If the Company is not able to respond to fashion trends in a timely manner, develop new merchandise or launch new product lines successfully, it may be left with unsold inventory, experience decreased profits or incur losses or suffer reputational harm to its brand image.

The Company's success depends in part on management's ability to anticipate and respond to changing fashion tastes and consumer demands and to translate market trends into appropriate, saleable product offerings. Customer tastes and fashion trends change rapidly. If the Company is unable to successfully identify or react to changing styles or trends and misjudges the market for its products or any new product lines, its sales may be lower, gross margins may be lower and the Company may be faced with a significant amount of unsold finished goods inventory. In response, the Company may be forced to increase its marketing promotions or price markdowns, which could have a material adverse effect on its financial condition and results of operations. The Company's brand image may also suffer if customers believe that it is no longer able to offer the latest fashions.

Fluctuations in comparable store sales and results of operations could cause the price of the Company's common stock to decline substantially.

The Company's results of operations for its individual stores have fluctuated in the past and can be expected to fluctuate in the future. Since the beginning of fiscal year 2004 through fiscal year 2011, the Company's quarterly comparable store sales have ranged from an increase of 14.1% to a decrease of 16.4%. The Company cannot ensure that it will be able to achieve consistency in its future sales and cannot ensure a high level of comparable store sales in the future.

The Company's comparable store sales and results of operations are affected by a variety of factors, including but not limited to:

- fashion trends;
- mall traffic;
- the Company's ability to effectively market to its customers and drive traffic to its stores;
- calendar shifts of holiday or seasonal periods;
- the effectiveness of the Company's inventory management;

- changes in the Company's merchandise mix;
- the timing of promotional events;
- weather conditions;
- changes in general economic conditions and consumer spending patterns; and
- actions of competitors or mall anchor tenants.

If the Company's future comparable store sales fail to meet expectations, then the market price of the Company's common stock could decline substantially. You should refer to the section entitled "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information.

The Company's net sales, operating income and inventory levels fluctuate on a seasonal basis and decreases in sales or margins during the Company's peak seasons could have a disproportionate effect on its overall financial condition and results of operations.

The Company's business experiences seasonal fluctuations in net sales and operating income, with a significant portion of its operating income typically realized during its fourth quarter. Any decrease in sales or margins during this period could have a disproportionate effect on the Company's financial condition and results of operations. You should refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Quarterly Results and Seasonality" for more information.

Seasonal fluctuations also affect the Company's inventory levels. The Company must carry a significant amount of inventory, especially before the holiday season selling period in the fourth quarter and prior to the Easter and Mother's Day holidays toward the end of the first quarter and beginning of the second quarter. If the Company is not successful in selling its inventory, it may have to write down the value of its inventory or sell it at significantly reduced prices or the Company may not be able to sell such inventory at all, which could have a material adverse effect on the Company's financial condition and results of operations.

Since the Company relies significantly on foreign sources of production, it is at risk from a variety of factors that could leave it with inadequate or excess inventories, resulting in decreased profits or losses.

The Company purchases apparel and accessories in foreign markets, with a significant portion coming from China, Vietnam and Indonesia. The Company does not have any long-term merchandise supply contracts and many of its imports are subject to existing or potential duties and tariffs. The Company competes with other companies for production facilities.

The Company also faces a variety of other risks generally associated with doing business in foreign markets and importing merchandise from abroad, such as:

- political or labor instability in countries where vendors are located;
- political or military conflict involving the United States, which could cause a delay in the transportation of the Company's products and an increase in transportation costs;
- heightened terrorism security concerns, which could subject imported goods to additional, more frequent or more thorough inspections, leading to delays in deliveries or impoundment of goods for extended periods or could result in decreased scrutiny by customs officials for counterfeit goods, leading to lost sales and damage to the reputation of the Company's brand;

- natural disasters, disease epidemics and health related concerns, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;
- the migration and development of manufacturers, which can affect where the Company's products are or will be produced;
- imposition of regulations relating to imports and the Company's ability to adjust in a timely manner to changes in trade regulations, which among other things, could limit the Company's ability to source products from countries that have the labor and expertise needed to manufacture its products on a cost-effective basis;
- imposition of duties, taxes and other charges on imports; and
- currency volatility.

Any of the foregoing factors, or a combination thereof, could have a material adverse effect on the Company's business.

The Company's manufacturers may be unable to manufacture and deliver products in a timely manner or meet its quality standards, which could result in lost sales, cancellation charges or excessive markdowns.

The Company purchases apparel and accessories from importers and directly from third-party manufacturers. Similar to most other specialty retailers, the Company has short selling seasons for much of its inventory. Factors outside of the Company's control, such as manufacturing or shipping delays or quality problems, could disrupt merchandise deliveries and result in lost sales, product recalls, cancellation charges or excessive markdowns.

The Company's growth strategy includes the addition of a number of new New York & Company Outlet stores each year, while relocating and remodeling a portion of its existing store base annually. The Company may not be able to successfully implement this strategy on a timely basis or at all. In addition, the Company's growth strategy may strain its resources and cause the performance of its existing stores to suffer.

The Company's growth strategy includes the addition of a number of new New York & Company Outlet stores each year, while relocating and remodeling a portion of its existing store base annually. The success of this strategy is dependent upon, among other things, the identification of suitable markets and sites for store locations, the negotiation of acceptable lease terms, the hiring, training and retention of competent sales personnel, and the effective management of inventory to meet the needs of new and existing stores on a timely basis. To the extent that the Company's new Outlet store openings are in existing markets, the Company may experience reduced net sales volumes in existing stores in those markets. The Company expects to fund its new stores through cash flow from operations and, if necessary, by borrowings under its revolving credit facility; however, if the Company experiences a decline in performance, the Company may slow or discontinue store openings. The Company may not be able to successfully execute any of these strategies on a timely basis. If the Company fails to successfully implement these strategies, its financial condition and results of operations would be adversely affected.

A reduction in the volume of mall traffic could significantly reduce the Company's sales and leave it with unsold inventory, reducing the Company's profits or creating losses.

Many of the Company's stores are located in shopping malls. Sales at these stores are derived, in part, from the volume of traffic in those malls. The Company's stores benefit from the ability of the mall's other tenants and other area attractions to generate consumer traffic in the vicinity of its stores and the continuing popularity of malls as shopping destinations. Sales volume and mall traffic may be adversely affected by economic downturns in a particular area, competition from internet retailers, non-mall retailers and other malls where the Company does not have stores and the closing of other stores in the malls in which the Company's stores are located. A reduction in mall traffic as a result of these or any other factors could materially adversely affect the Company's business.

Because of the Company's focus on keeping its inventory at the forefront of fashion trends, extreme and/or unseasonable weather conditions could have a disproportionately large effect on the Company's business, financial condition and results of operations because it would be forced to mark down inventory.

Extreme weather conditions in the areas in which the Company's stores are located could have a material adverse effect on the Company's business, financial condition and results of operations. For example, heavy snowfall or other extreme weather conditions over a prolonged period might make it difficult for the Company's customers to travel to its stores. The Company's business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of the Company's inventory incompatible with those unseasonable conditions. These prolonged unseasonable weather conditions could adversely affect the Company's business, financial condition and results of operations.

If third parties who manage some aspects of the Company's business do not adequately perform their functions, the Company might experience disruptions in its business, leaving it with inadequate or excess inventories, among other adverse effects, resulting in decreased profits or losses.

Limited Brands handles the distribution of the Company's merchandise through its distribution facility in Columbus, Ohio pursuant to a transition services agreement. The efficient operation of the Company's stores is dependent on its ability to distribute merchandise to locations throughout the United States in a timely manner. The Company depends on Limited Brands to receive, sort, pack and distribute substantially all of the Company's merchandise. As part of the transition services agreement, Limited Brands contracts with third-party transportation companies to deliver the Company's merchandise from foreign ports to their warehouses and to the Company's stores. Any failure by any of these third parties to respond adequately to the Company's warehousing and distribution needs would disrupt the Company's operations and negatively impact its profitability.

Additional services are also provided by Limited Brands and its subsidiaries and affiliates pursuant to the transition services agreement. IPS assists the Company with its monitoring of country of origin and point of fabrication compliance for U.S. Customs. IPS also monitors compliance with the Company's Code of Business Conduct for suppliers, and labor standards and supply chain security standards. Any failure of Limited Brands or IPS to fulfill their obligations under the transition services agreement would disrupt the Company's operations and negatively impact its profitability.

Under the transition services agreement, as amended on September 14, 2010, these services will terminate upon the earliest of the following: (i) 24 months from the date that Limited Brands notifies the Company that Limited Brands wishes to terminate the services, which notice shall be no earlier than February 1, 2014; (ii) 24 months from the date that the Company notifies Limited Brands that the Company wishes to terminate the services, which notice shall be no earlier than February 1, 2014; (iii) 60 days after the Company has given notice to Limited Brands that Limited Brands has failed to perform any material obligations under the agreement and such failure shall be continuing; (iv) 30 days after Limited Brands has given notice to the Company that the Company has failed to perform any material obligations under the agreement and such failure shall be continuing; (v) within 75 days of receipt of the annual proposed changes to the agreement schedules which outline the cost methodologies and estimated costs of the services for the coming year, if such proposed changes would result in a significant increase in the amount of service costs that the Company would be obligated to pay; (vi) 15 months after a change of control of the Company, at the option of Limited Brands; or (vii) upon reasonable notice under the prevailing circumstances by the Company to Limited Brands after a disruption of services due to force majeure that cannot be remedied or restored within a reasonable period of time. The Company believes that these services are provided at a competitive price and the Company anticipates continuing to use Limited Brands for these services. The Company's failure to successfully replace the services could have a material adverse effect on the Company's business and prospects.

The Company uses a third party for its eCommerce operations, including order management, order fulfillment, customer care, and channel management services. A failure by the third party to adequately manage the Company's eCommerce operations may negatively impact the Company's profitability.

The Company relies on third parties to monitor Code of Business Conduct for suppliers and labor standards compliance, supply chain security standards, and product quality requirements for its accessories business. Any failure by these third parties to adequately perform their functions may disrupt the Company's operations and negatively impact its reputation and its profitability.

The Company may rely on third parties for the implementation and/or management of certain aspects of its information technology infrastructure. Failure by any of these third parties to implement and/or manage the Company's information technology infrastructure effectively could disrupt its operations and negatively impact its profitability.

The Company relies on a third party to administer its proprietary credit card program. The inability of the administration company to effectively service the credit card program could materially limit credit availability for the Company's customers, which would negatively impact the Company's revenues and, consequently, its profitability.

A work stoppage resulting from, among other things, a dispute over a collective bargaining agreement covering employees of a third party relied on by the Company or employees of the Company, may cause disruptions in the Company's business and negatively impact its profitability.

The Company's marketing efforts rely upon the effective use of customer information. Restrictions on the availability or use of customer information could adversely affect the Company's marketing program, which could result in lost sales and a decrease in profits.

The Company uses its customer database to market to its customers. Any limitations imposed on the use of such consumer data, whether imposed by federal or state governments or business partners, could have an adverse effect on the Company's future marketing activity. In addition, while the Company is compliant with Payment Card Industry Data Security Standards ("PCI DSS"), to the extent the Company's or its business partners' security procedures and protection of customer information prove to be insufficient or inadequate, the Company may become subject to litigation, which could expose it to liability and cause damage to its reputation or brand.

The Company relies on its manufacturers to use acceptable ethical business practices, and if they fail to do so, the New York & Company brand name could suffer reputational harm and the Company's sales could decline or its inventory supply could be interrupted.

The Company requires its manufacturers to operate in compliance with applicable laws, rules and regulations regarding working conditions, employment practices, product quality and safety, and environmental compliance. Additionally, the Company imposes upon its business partners operating guidelines that require additional obligations in order to promote ethical business practices. The staff of third party inspection services companies, and the staff of the Company's non-exclusive buying agents and importers periodically visit and monitor the operations of the Company's manufacturers to determine compliance. However, the Company does not control its manufacturers or their labor and other business practices. If one of the Company's manufacturers violates labor or other laws or implements labor or other business practices that are generally regarded as unethical in the United

States, the shipment of finished products to the Company could be interrupted, orders could be canceled, relationships could be terminated and the Company's reputation could be damaged. Any of these events could have a material adverse effect on the Company's revenues and, consequently, its results of operations.

The Company is subject to numerous laws and regulations that could affect its operations. Changes in such laws and regulations could affect its profitability and impact the operation of its business through delayed shipments of its goods, increased costs, fines or penalties.

The Company is subject to federal and state minimum wage laws, as well as various business customs, truth-in-advertising, truth-in-lending and other laws, including consumer protection regulations and zoning and occupancy ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise, the use of the Company's proprietary credit cards and the operation of retail stores and warehouse facilities. Although the Company undertakes to monitor changes in these laws, if these laws change without the Company's knowledge, or are violated by the Company's employees, importers, buying agents, manufacturers or distributors, the Company could experience delays in shipments and receipt of goods or be subject to fines or other penalties under the controlling laws or regulations, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Changes in these laws or regulations could result in increased costs to the Company, which could have a material adverse effect on the Company's financial condition and results of operations.

Government mandatory healthcare requirements could adversely affect the Company's profits.

In March 2010, the Patient Protection and Affordable Care Act (the "Act") and the Health Care and Education Reconciliation Act of 2010 (the "Reconciliation Act") were signed into law. The Act, as modified by the Reconciliation Act, includes a large number of health care provisions to take effect over four years. The costs of these provisions are expected to be funded by a variety of taxes and fees. Some of the taxes and fees, as well as certain health care changes required by these provisions, are expected to result, directly or indirectly, in increased health care costs for the Company. This legislation as well as any future changes in healthcare legislation could increase expenses for the Company and have an adverse effect on the Company's financial condition and results of operations.

The Company may be unable to compete favorably in the highly competitive retail industry, and if it loses customers to its competitors, its sales could decrease causing a decrease in profits or losses.

The sale of apparel and accessories is highly competitive. Increased competition could result in price reductions, increased marketing expenditures and loss of market share, all of which could have a material adverse effect on the Company's financial condition and results of operations.

The Company competes for sales with a broad range of other retailers, including individual and chain fashion specialty stores and department stores. The Company's competitors include Ann Taylor LOFT, Express, JCPenney, Kohl's, Macy's, Old Navy and Target, among others. In addition to the traditional store-based retailers, the Company also competes with direct marketers that sell similar lines of merchandise and target customers through catalogs and eCommerce.

Some of the Company's competitors may have greater financial, marketing and other resources available to them. In many cases, the Company's competitors sell their products in stores that are located in the same shopping malls as the Company's stores. In addition to competing for sales, the Company competes for favorable site locations and lease terms in shopping malls.

The Company may be unable to protect its trademarks, which could diminish the value of its brand.

The Company's trademarks are important to its success and competitive position. The Company's major trademarks are New York & Company, Lerner, Lerner New York, New York Style, City Stretch, City Style and NY&C and are protected in the United States and internationally. The Company engages in the following steps to protect and enforce its trademarks: file and prosecute trademark applications for registration in those countries where the marks are not yet registered; response to office actions and examining attorneys in those countries where the marks are not yet registered; maintenance of its trademark portfolio in the United States and foreign countries; filings of statements of use, renewal documents, assignments, change of name and address forms; policing of marks and third party infringements; initiation and defense of opposition and/or cancellation proceedings, including discovery and preparation of evidence; and litigation, including filing enforcement lawsuits against third party infringers. The Company is susceptible to others imitating the Company's products and infringing on the Company's intellectual property rights. Imitation or counterfeiting of the Company's products or other infringement of the Company's intellectual property rights could diminish the value of its brand or otherwise adversely affect its revenues. The actions the Company has taken to establish and protect its trademarks may not be adequate to prevent imitation of its products by others or to prevent others from seeking to invalidate its trademarks or block sales of its products as a violation of the trademarks and intellectual property rights of others. In addition, others may assert rights in, or ownership of, trademarks and other intellectual property rights of the Company or in marks that are similar to the Company's or marks that the Company licenses and/or markets and the Company may not be able to successfully resolve these types of conflicts to its satisfaction. In some cases, there may be trademark owners who have prior rights to the Company's marks because the laws of certain foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. In other cases, there may be holders who have prior rights to similar marks. Failure to protect the Company's trademarks could result in a material adverse effect on the Company's business.

The Company relies on its information technology infrastructure, which includes third party and internally developed software, and purchased or leased hardware that support the Company's information technology and various business processes. The Company's business, reputation and brand image could suffer if its infrastructure fails to perform as intended.

The Company relies on purchased or leased hardware and software licensed from third parties or internally developed in order to manage its business. The Company's ability to maintain and upgrade its information technology infrastructure is critical to the success of its business. This hardware and software may not continue to be available on commercially reasonable terms or at all. Any disruptions to the Company's infrastructure or loss of the right to use any of this hardware or software could affect the Company's operations, which could negatively affect the Company's business until corrected or until equivalent technology is either developed by the Company or, if available, is identified, obtained and integrated. In addition, the software underlying the Company's operations can contain undetected errors. The Company may be forced to modify its operations until such problems are corrected and, in some cases, may need to implement enhancements to correct errors that it does not detect. Problems with the software underlying the Company's operations could result in loss of revenue, unexpected expenses and capital costs, diversion of resources, loss of market share and damage to the Company's reputation which could adversely affect the Company's business, financial condition and results of operations.

The Company and third parties that manage portions of the Company's secure data are subject to cybersecurity risks and incidents. The Company's business involves the storage and transmission of customers' personal information, shopping preferences and credit card information, in addition to employee information and the Company's financial and strategic data. The protection of the Company's customer, employee and Company data is vitally important to the Company. While the Company has implemented measures to prevent security breaches and cyber incidents, any failure of these measures and any failure of third parties that assist the Company in managing its secure data could adversely affect the Company's business, financial condition and results of operations.

Because the Company's brand is associated with all of its New York & Company merchandise in addition to its stores, the Company's success depends heavily on the value associated with its brand. The New York & Company name is integral to the Company's existing business, as well as to the implementation of its strategy for growing and expanding its business. The New York & Company brand could be adversely affected if the Company's public image or reputation were to be tarnished, which could result in a material adverse effect on the Company's business. If the value associated with the Company's brand were to diminish, the Company's sales could decrease, causing lower profits or losses.

Risks associated with the Company's eCommerce store

The Company operates an on-line store at *www.nyandcompany.com* to sell its merchandise. The Company's eCommerce operations are subject to numerous risks, including unanticipated operating problems, reliance on third-party computer hardware and software providers, system failures, cybersecurity breaches and the need to invest in additional computer systems. The eCommerce operations also involve other risks that could have an impact on the Company's results of operations, including but not limited to diversion of sales from the Company's other stores, rapid technological change, liability for on-line content, credit card fraud and risks related to the failure of the computer systems that operate the website and its related support systems. If the Company is unable to successfully address and respond to these risks, eCommerce revenues could be lost, costs could increase, and the Company's reputation may be damaged.

The covenants in the Company's credit facility impose restrictions that may limit its operating and financial flexibility.

The Company's credit facility contains a number of significant restrictions and covenants that limit its ability to:

- incur additional indebtedness;
- declare dividends, make distributions or redeem or repurchase capital stock, including the Company's common stock, or to make certain other restricted payments or investments;
- sell assets, including capital stock of restricted subsidiaries;
- agree to payment restrictions affecting the Company's restricted subsidiaries;
- consolidate, merge, sell or otherwise dispose of all or substantially all of the Company's assets;
- incur liens;
- alter the nature of the Company's business;
- enter into sale/leaseback transactions;
- conduct transactions with affiliates; or
- designate the Company's subsidiaries as unrestricted subsidiaries.

In addition, the Company's credit facility includes other and more restrictive covenants and prohibits it from prepaying its other indebtedness while indebtedness under its credit facility is outstanding. The agreement governing the Company's credit facility also requires it to achieve specified financial and operating results and maintain compliance with specified financial ratios. The Company's ability to comply with these ratios may be affected by events beyond the Company's control.

The restrictions contained in the agreement governing the Company's credit facility could:

- limit the Company's ability to plan for or react to market conditions or meet capital needs or otherwise restrict its activities or business plans; and
- adversely affect the Company's ability to finance its operations, strategic acquisitions, investments or other capital needs or to engage in other business activities that would be in the Company's interest.

A breach of any of these restrictive covenants or the Company's inability to comply with the required financial ratios could result in a default under the agreement governing its credit facility. If a default occurs, the lender under the credit facility may elect to declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable.

The lender also has the right in these circumstances to terminate any commitments the lender has to provide further borrowings. If the Company is unable to repay outstanding borrowings when due, the lender under the credit facility also has the right to proceed against the collateral, including the Company's available cash, granted to the lender to secure the indebtedness.

The Company may lose key personnel.

The Company believes that it has benefited from the leadership and experience of its key personnel. The loss of the services of any of these individuals could have a material adverse effect on the business and the prospects of the Company. Competition for key personnel in the retail industry is intense and the Company's future success will also depend upon its ability to retain, recruit and train key personnel. As previously announced, Richard P. Crystal retired as Chief Executive Officer of the Company effective February 11, 2011, and Gregory J. Scott, President, was appointed Chief Executive Officer. In addition, the Company has made several other key management changes throughout the organization over the past two years. It may take longer than anticipated for the new senior management team to implement its strategies and accomplish its objectives, which could have a negative effect on the Company's financial condition and results of operations.

The Company is a "controlled company," and the interests in its business of its controlling stockholders may be different from yours.

Pursuant to a stockholders agreement among certain stockholders of the Company, Irving Place Capital (formerly known as Bear Stearns Merchant Banking) is able to, subject to applicable law, designate a majority of the members of the Board of Directors of the Company and control actions to be taken by the Company and its Board of Directors, including amendments to the Company's restated certificate of incorporation and amended and restated bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of the Company's assets. The directors so elected will have the authority, subject to the terms of the Company's indebtedness and the rules and regulations of the New York Stock Exchange, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. Because Irving Place Capital owns more than 50% of the voting power of the Company, the Company is considered a "controlled company" for the purposes of the New York Stock Exchange listing requirements. As such, the Company is permitted to opt out of the New York Stock Exchange corporate governance requirements that its Board of Directors, its Compensation Committee and its Nomination and Governance Committee meet the standard of independence established by those corporate governance requirements. As a result, the Company's Board of Directors and those committees may have more directors who do not meet the New York Stock Exchange independence standards than they would if those independence standards were to apply. The New York Stock Exchange independence standards are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. Two of the Company's directors are employees of Irving Place Capital, and one of the Company's directors is a strategic advisor to Irving Place Capital. It is possible that the interests of Irving Place Capital or that of an entity that controls Irving Place Capital may in some circumstances conflict with the Company's interests and the interests of its other stockholders.

Provisions in the Company's restated certificate of incorporation and Delaware law may delay or prevent the Company's acquisition by a third party.

The Company's restated certificate of incorporation contains a "blank check" preferred stock provision. Blank check preferred stock enables the Company's Board of Directors, without stockholders' approval, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitation on conversion, as the Company's Board of Directors may determine, including rights to dividends and proceeds in a liquidation that are senior to the common stock.

These provisions may make it more difficult or expensive for a third party to acquire a majority of the Company's outstanding voting common stock. The Company is also subject to certain provisions of Delaware law which could delay, deter or prevent the Company from entering into a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in the Company's stockholders receiving a premium over the market price for their stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

All of the Company's stores, encompassing approximately 3.7 million total gross square feet as of January 28, 2012, are leased under operating leases. The typical store lease is for a ten-year term and requires the Company to pay real estate taxes, common area maintenance charges, utilities and other landlord charges. The Company also leases approximately 185,083 square feet of space at its headquarters located at 450 West 33rd Street, New York, New York under a lease which expires in 2015. Additionally, the Company owns a parcel of land located in Brooklyn, New York on which it operates one of its leased stores.

Item 3. Legal Proceedings

There are various claims, lawsuits and pending actions against the Company arising in the normal course of the Company's business. It is the opinion of management that the ultimate resolution of these matters will not have a material effect on the Company's financial condition, results of operations or cash flows.

Item 4. Mine Safety Disclosures

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is listed on the New York Stock Exchange under the symbol "NWY." The number of holders of record of common stock at March 30, 2012 was 186. The following table sets forth the high and low sale prices for the common stock on the New York Stock Exchange for the periods indicated:

	Market Price	
	High	**Low**
Fiscal Year 2011		
Fourth quarter	$3.19	$2.25
Third quarter	$5.56	$2.48
Second quarter	$6.30	$4.18
First quarter	$7.50	$5.21
Fiscal Year 2010		
Fourth quarter	$5.89	$3.12
Third quarter	$3.37	$1.67
Second quarter	$6.50	$2.03
First quarter	$6.53	$3.59

The Company has not declared or paid any dividends on its common stock since the acquisition of the Company by Irving Place Capital in November 2002. The Company currently expects to retain future earnings, if any, for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. The Company's ability to pay dividends on its common stock is limited by the covenants of its credit facility and may be further restricted by the terms of any of its future debt or preferred securities.

Performance Graph

The following graph shows a quarterly comparison of the cumulative total return on an initial investment of $100 on February 3, 2007 in the Company's common stock, the Standard & Poor's SmallCap 600 Index and the Standard & Poor's SmallCap 600 Apparel Retail Index. The comparison assumes the reinvestment of any dividends.


DOLLARS
$140
$120
$100
$80
$60
$40
$20
$0
2/3/07
8/4/07
2/2/08
8/2/08
1/31/09
8/1/09
1/30/10
7/31/10
1/29/11
7/30/11
1/28/12
New York & Company, Inc.
S&P Smallcap 600
S&P 600 SmallCap Apparel Retail

Item 6. Selected Financial Data

The following table sets forth selected consolidated financial data for New York & Company, Inc. and its subsidiaries for each of the periods presented. The consolidated financial data for the 52-week fiscal year ended January 28, 2012, referred to as "fiscal year 2011," the 52-week fiscal year ended January 29, 2011, referred to as "fiscal year 2010," the 52-week fiscal year ended January 30, 2010, referred to as "fiscal year 2009," the 52-week fiscal year ended January 31, 2009, referred to as "fiscal year 2008," and the 52-week fiscal year ended February 2, 2008, referred to as "fiscal year 2007," have been derived from the audited consolidated financial statements of New York & Company, Inc. and its subsidiaries.

The selected consolidated financial data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the

Company's consolidated financial statements and the notes thereto appearing elsewhere in this Annual Report on Form 10-K.

(amounts in thousands, except per share data)	Fiscal Year 2011 (52-weeks)	Fiscal Year 2010 (52-weeks)	Fiscal Year 2009 (52-weeks)	Fiscal Year 2008 (52-weeks)	Fiscal Year 2007 (52-weeks)
Statements of operations data(1):					
Net sales	$956,456	$1,021,699	$1,006,675	$1,139,853	$1,194,944
Cost of goods sold, buying and occupancy costs(2)	734,838	788,378	754,086	843,478	851,739
Gross profit	221,618	233,321	252,589	296,375	343,205
Selling, general and administrative expenses	257,188	298,419	274,139	306,101	298,325
Restructuring charges(2)	—	1,281	2,376	24,529	—
Operating (loss) income	(35,570)	(66,379)	(23,926)	(34,255)	44,880
Interest expense, net of interest income	495	697	755	726	1,200
Loss on modification and extinguishment of debt	144	—	—	—	—
(Loss) income from continuing operations before income taxes	(36,209)	(67,076)	(24,681)	(34,981)	43,680
Provision (benefit) for income taxes(3)	2,728	9,466	(11,197)	(14,683)	17,004
(Loss) income from continuing operations	(38,937)	(76,542)	(13,484)	(20,298)	26,676
Income (loss) from discontinued operations, net of taxes(1)	—	81	3	491	(31,533)
Net (loss) income	$(38,937)	$ (76,461)	$ (13,481)	$ (19,807)	$ (4,857)
Basic (loss) earnings per share of common stock:					
Basic (loss) earnings per share from continuing operations	$ (0.64)	$ (1.29)	$ (0.23)	$ (0.34)	$ 0.46
Basic earnings (loss) per share from discontinued operations	—	—	—	0.01	(0.54)
Basic loss per share	$ (0.64)	$ (1.29)	$ (0.23)	$ (0.33)	$ (0.08)
Diluted (loss) earnings per share of common stock:					
Diluted (loss) earnings per share from continuing operations	$ (0.64)	$ (1.29)	$ (0.23)	$ (0.34)	$ 0.44
Diluted earnings (loss) per share from discontinued operations	—	—	—	0.01	(0.52)
Diluted loss per share	$ (0.64)	$ (1.29)	$ (0.23)	$ (0.33)	$ (0.08)
Weighted average shares outstanding:					
Basic shares of common stock	60,824	59,443	59,457	59,650	58,537
Diluted shares of common stock	60,824	59,443	59,457	59,650	61,028

(amounts in thousands)	Fiscal Year 2011	Fiscal Year 2010	Fiscal Year 2009	Fiscal Year 2008	Fiscal Year 2007
Balance sheet data (at period end):					
Cash and cash equivalents (including cash at discontinued operations of $0, $0, $0, $1 and $223, respectively)	$ 50,787	$ 77,392	$ 87,296	$ 54,281	$ 73,957
Working capital	$ 27,018	$ 42,765	$ 67,954	$ 70,599	$ 84,479
Total assets	$297,356	$355,210	$436,527	$456,813	$488,456
Total debt(4)	$ —	$ 7,500	$ 13,500	$ 19,500	$ 25,500
Stockholders' equity	$100,105	$133,837	$208,164	$222,496	$239,961

(1) On October 18, 2007, the Company announced its decision to close all of the stores operated by the Company's subsidiary Jasmine Company, Inc. ("JasmineSola"). In connection with the decision to exit the JasmineSola business, the Company recorded a $35.2 million impairment charge in fiscal year 2007 related to the property and equipment, goodwill and trademarks of JasmineSola, a $1.3 million charge for severance costs and a $5.8 million charge for lease termination costs. As of February 2, 2008, all JasmineSola stores were closed and all other exit procedures were substantially complete; therefore, JasmineSola's results of operations are presented as discontinued operations in the prior periods presented.

(2) In connection with the Company's multi-year restructuring and cost reduction program launched in January 2009, the Company recorded pre-tax restructuring charges totaling $24.5 million in fiscal year 2008. These charges were comprised of a non-cash charge of $22.9 million related to the impairment of store assets and a $1.7 million cash charge primarily related to severance and other costs necessary to implement the restructuring and cost reduction program. Throughout fiscal year 2009, the Company continued to monitor the restructuring and cost reduction program and continued to evaluate the business. As a result, during the third and fourth quarters of fiscal year 2009, the Company recorded pre-tax restructuring charges of $0.5 million and $1.9 million, respectively. These charges included a non-cash charge of $1.2 million related to the impairment of store assets and cash charges of $1.2 million related to severance.

During fiscal year 2010, the Company exited an underperforming test accessories concept consisting of five stores. In connection with the exit of this concept, the Company recorded pre-tax restructuring charges totaling $2.1 million, which consist of non-cash charges of $1.1 million related to the impairment of store assets, $0.8 million related to the write-off of inventory and $0.2 million related primarily to lease exit and severance costs. The asset impairment charges, lease exit costs, and severance costs totaling $1.3 million are reported in "Restructuring charges," and the inventory write-off of $0.8 million is reported in "Cost of goods sold, buying and occupancy costs" on the Company's consolidated statements of operations. For further information related to the Company's restructuring activities, please refer to Note 4, "Restructuring," in the Notes to Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K.

(3) The income tax provision in fiscal year 2010, despite the loss from continuing operations, is primarily due to the following: (i) a $44.8 million valuation allowance against the company's deferred tax assets as of January 30, 2010 plus deferred tax assets generated by the fiscal year 2010 loss, (ii) a $6.1 million tax benefit recorded during the third quarter of fiscal year 2010 related primarily to a change in accounting methods for tax purposes, which resulted in a reduction of the depreciable lives of certain assets, and a refund of amounts previously paid with a corresponding adjustment to the Company's valuation allowance against its deferred tax assets, and (iii) a $1.9 million benefit resulting from other tax related items. For further information related to the deferred tax valuation allowance, please refer to Note 14, "Income Taxes" in the Notes to Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K.

(4) On August 10, 2011, Lerner New York, Inc., Lernco, Inc. and Lerner New York Outlet, Inc., wholly-owned indirect subsidiaries of New York & Company, Inc., entered into a Third Amended and Restated Loan and Security Agreement (the "Loan Agreement") with Wells Fargo Bank, N.A., as Agent and sole lender. The obligations under the Loan Agreement are guaranteed by New York & Company, Inc. and its other subsidiaries. The Loan Agreement amended and restated the Second Amended and Restated Loan and Security Agreement (the "Existing Agreement"), dated August 22, 2007, among Lerner New York, Inc., Lernco, Inc., and Lerner New York Outlet, Inc. (as successor-in-interest to Jasmine Company, Inc.) as borrowers, together with the Agent and the lenders party thereto, as amended. The Existing Agreement was scheduled to mature on March 17, 2012. Concurrent with the closing of the Loan Agreement, the Company repaid in full the $4.5 million outstanding balance on the term loan under the Existing Agreement and wrote off $0.1 million of unamortized deferred financing costs related to the Existing Agreement.

For further information related to the Loan Agreement, please refer to Note 13, "Long-Term Debt and Credit Facilities" in the Notes to Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections of this Annual Report on Form 10-K are forward-looking statements intended to qualify for safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "could," "may," "plan," "project," "predict" and similar expressions and include references to assumptions that the Company believes are reasonable and relate to its future prospects, developments and business strategies. Factors that could cause the Company's actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to, those discussed under the headings "Item 1A. Risk Factors" and "Item 7A. Quantitative and Qualitative Disclosures About Market Risk" in this Annual Report on Form 10-K and:

- the impact of general economic conditions and their effect on consumer confidence and spending patterns;
- changes in the cost of raw materials, distribution services or labor;
- the potential for current economic conditions to negatively impact the Company's merchandise vendors and their ability to deliver products, as well as the Company's retail landlords and their ability to maintain their shopping centers in a first-class condition and otherwise perform their obligations as a landlord;
- the Company's ability to anticipate and respond to fashion trends, develop new merchandise and launch new product lines successfully;
- the Company's ability to effectively market to customers and drive traffic to its stores;
- fluctuations in comparable store sales and results of operations;
- seasonal fluctuations in the Company's business;
- the Company's reliance on foreign sources of production, including the disruption of imports by labor disputes, political instability, legal and regulatory matters, duties, taxes, other charges, local business practices, potential delays in shipping and related pricing impacts and political issues and fluctuation in currency and exchange rates;
- the potential impact of national and international security concerns on the retail environment, including any possible military action, terrorist attacks or other hostilities;
- the potential impact of natural disasters and health concerns relating to outbreaks of widespread diseases, particularly on manufacturing operations of the Company's vendors;
- the ability of the Company's manufacturers to manufacture and deliver products in a timely manner while meeting its quality standards;
- the Company's ability to open and operate stores successfully, including its New York & Company Outlet stores, and the potential lack of availability of suitable store locations on acceptable terms;
- the Company's dependence on mall traffic for its sales;
- the Company's dependence on the success of its brand;
- the susceptibility of the Company's business to extreme and/or unseasonable weather conditions;
- the Company's reliance on third parties to manage some aspects of its business;
- the Company's reliance on the effective use of customer information;
- the Company's reliance on manufacturers to maintain ethical business practices;
- the effects of government regulation;

- competition in the Company's market, including promotional and pricing competition;
- the Company's ability to protect its trademarks and other intellectual property rights;
- the Company's ability to maintain, and its reliance on, its information technology infrastructure, and its ability to prevent security breaches and cyber incidents;
- the Company's ability to service any debt it incurs from time to time as well as its ability to maintain the requirements that the agreements related to such debt impose upon the Company;
- the Company's ability to retain, recruit and train key personnel; and
- the control of the Company by its sponsors and any potential change of ownership of those sponsors.

The Company undertakes no obligation to revise the forward-looking statements included in this Annual Report on Form 10-K to reflect any future events or circumstances.

The purpose of this section is to discuss and analyze the Company's consolidated financial condition, liquidity and capital resources, and results of operations. The following discussion should be read in conjunction with the Company's consolidated financial statements and the notes thereto appearing elsewhere in this Annual Report on Form 10-K.

Overview

The Company is a leading specialty retailer of women's fashion apparel and accessories, and the modern wear-to-work destination for women, providing perfectly fitting pants and NY Style that is feminine, polished, on-trend and versatile—all at an amazing value. The Company's proprietary branded New York & Company® merchandise is sold exclusively through its national network of retail stores and eCommerce store at *www.nyandcompany.com*. The target customers for the Company's merchandise are fashion-conscious, value-sensitive women between the ages of 25 and 45. As of January 28, 2012, the Company operated 532 stores in 43 states.

The Company's fiscal year is a 52 or 53 week year that ends on the Saturday closest to January 31. The 52-week years ended January 28, 2012, January 29, 2011 and January 30, 2010 are referred to herein as "fiscal year 2011," "fiscal year 2010," and "fiscal year 2009," respectively. The 53-week year ending February 2, 2013 is referred to herein as "fiscal year 2012."

Fiscal Year 2011 Summary

For fiscal year 2011, net sales were $956.5 million, as compared to $1,021.7 million for fiscal year 2010, and comparable store sales decreased 3.3% for fiscal year 2011 versus an increase of 1.6% in fiscal year 2010. Gross profit for fiscal year 2011 decreased $11.7 million to $221.6 million, or 23.2% of net sales, as compared to $233.3 million, or 22.8% of net sales, in fiscal year 2010. Selling, general and administrative expenses for fiscal year 2011 decreased $41.2 million to $257.2 million, or 26.9% of net sales, as compared to $298.4 million, or 29.2% of net sales, for fiscal year 2010. Loss from continuing operations was $38.9 million, or $0.64 per diluted share, for fiscal year 2011, as compared to a loss from continuing operations of $76.5 million, or $1.29 per diluted share, for fiscal year 2010. For a description of the significant factors impacting the Company's results, please refer to the section below entitled "Results of Operations."

As planned, the Company did not open any new stores in fiscal year 2011 in an effort to preserve its liquidity and focus on optimizing its existing store base. During fiscal year 2011, the Company closed 23 stores and remodeled 11 existing stores, resulting in a reduction of 153,047 selling square feet. The reduction in non-productive selling square feet is an integral component of the Company's goal to improve productivity and profitability of its existing store base and is in-line with its multi-year restructuring and cost reduction program announced in January 2009.

Capital spending for fiscal year 2011 was $12.2 million, as compared to $15.7 million for fiscal year 2010. The $12.2 million of capital spending represents $8.0 million related to the remodeling of 11 existing stores and $4.2 million related to non-store capital projects, which principally represent information technology enhancements. As of January 28, 2012, the Company operated 532 stores and 2.9 million selling square feet, as compared to 555 stores and 3.0 million selling square feet as of January 29, 2011.

On August 10, 2011, Lerner New York, Inc., Lernco, Inc. and Lerner New York Outlet, Inc., wholly-owned indirect subsidiaries of New York & Company, Inc., entered into a Third Amended and Restated Loan and Security Agreement (the "Loan Agreement") with Wells Fargo Bank, N.A., as Agent and sole lender. The Loan Agreement amended and restated the Company's Second Amended and Restated Loan and Security Agreement (the "Existing Agreement"), dated August 22, 2007, as amended. Concurrent with the closing of the Loan Agreement, the Company repaid in full the $4.5 million outstanding balance on the term loan under the Existing Agreement.

The Loan Agreement provides the Company with up to $100 million of credit, consisting of a $75 million revolving credit facility (which includes a sub-facility for issuance of letters of credit up to $45 million) with a fully committed accordion option that allows the Company to increase the revolving credit facility to a maximum of $100 million or decrease it to a minimum of $60 million, subject to certain restrictions. Furthermore, the Loan Agreement provides for, but is not limited to: (i) an extension of the term of the credit facility to August 10, 2016, (ii) a modest increase in interest rates and certain fees, and (iii) a reduction in financial covenants. Under the Loan Agreement, the Company is currently subject to a Minimum Excess Availability (as defined in the Loan Agreement) covenant of $7.5 million.

As of January 28, 2012, the Company had cash and cash equivalents of $50.8 million, working capital of $27.0 million and availability under its revolving credit facility of $36.6 million.

General

Net Sales. Net sales consist of sales from comparable and non-comparable stores and the Company's eCommerce store. A store is included in the comparable store sales calculation after it has completed 13 full fiscal months of operation from the store's original opening date or once it has been reopened after remodeling. Sales from the Company's eCommerce store are included in comparable store sales. Non-comparable store sales include stores which have not completed 13 full fiscal months of operations, sales from closed stores, and sales from stores closed or in temporary locations during periods of remodeling. In addition, in a year with 53 weeks, sales in the last week of the year are not included in determining comparable store sales. Net sales from the sale of merchandise at the Company's stores are recognized when the customer takes possession of the merchandise and the purchases are paid for, primarily with either cash or credit card. Net sales, including shipping fees billed to customers, from the sale of merchandise at the Company's eCommerce store are recognized when the merchandise is shipped to the customer and the purchases are paid for. A reserve is provided for projected merchandise returns based on prior experience.

The Company issues gift cards which do not contain provisions for expiration or inactivity fees. The portion of the dollar value of gift cards that ultimately is not used by customers to make purchases is known as breakage. The Company recognizes gift card breakage as revenue as gift cards are redeemed over a two-year redemption period based on its historical gift card breakage rate. The Company considers the likelihood of redemption remote beyond a two-year redemption period, at which point any unrecognized gift card breakage is recognized as revenue. The Company determined the redemption period and the gift card breakage rate based on its historical redemption patterns.

Cost of Goods Sold, Buying and Occupancy Costs. Cost of goods sold, buying and occupancy costs is comprised of direct inventory costs for merchandise sold, distribution costs, shipping costs, payroll and related costs for design, sourcing, production, merchandising, planning and allocation personnel, and store occupancy and related costs.

Gross Profit. Gross profit represents net sales less cost of goods sold, buying and occupancy costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses include selling, store management and corporate expenses, including payroll and employee benefits, employment taxes, management information systems, marketing, insurance, legal, store pre-opening and other corporate level expenses. Store pre-opening expenses include store level payroll, grand opening event marketing, travel, supplies and other store opening expenses.

Results of Operations

The following tables summarize the Company's results of operations as a percentage of net sales and selected store operating data for fiscal year 2011, fiscal year 2010 and fiscal year 2009:

	Fiscal Year 2011	Fiscal Year 2010	Fiscal Year 2009
	(as a % of net sales)		
Net sales	100.0%	100.0%	100.0%
Cost of goods sold, buying and occupancy costs	76.8%	77.2%	74.9%
Gross profit	23.2%	22.8%	25.1%
Selling, general and administrative expenses	26.9%	29.2%	27.3%
Restructuring charges	—%	0.1%	0.2%
Operating loss	(3.7)%	(6.5)%	(2.4)%
Interest expense, net	0.1%	0.1%	0.1%
Loss on modification and extinguishment of debt	—%	—%	—%
Loss from continuing operations before income taxes	(3.8)%	(6.6)%	(2.5)%
Provision (benefit) for income taxes	0.3%	0.9%	(1.2)%
Loss from continuing operations	(4.1)%	(7.5)%	(1.3)%
Income from discontinued operations, net of taxes	—%	—%	—%
Net loss	(4.1)%	(7.5)%	(1.3)%

	Fiscal Year 2011	Fiscal Year 2010	Fiscal Year 2009
	(amounts in thousands, except square foot data)		
Selected operating data:			
Comparable store sales (decrease) increase	(3.3)%	1.6%	(11.8)%
Net sales per average selling square foot(1)	$ 324	$ 329	$ 310
Net sales per average store(2)	$1,758	$1,805	$1,727
Average selling square footage per store(3)	5,401	5,453	5,544

(1) Net sales per average selling square foot is defined as net sales divided by the average of beginning and end of period selling square feet.

(2) Net sales per average store is defined as net sales divided by the average of beginning and end of period number of stores.

(3) Average selling square footage per store is defined as end of period selling square feet divided by end of period number of stores.

The following table includes store count and selling square feet:

	Fiscal Year 2011		Fiscal Year 2010		Fiscal Year 2009	
	Store Count	Selling Square Feet	Store Count	Selling Square Feet	Store Count	Selling Square Feet
Stores open, beginning of period	555	3,026,483	576	3,193,602	589	3,294,779
New stores	—	—	22	74,830	11	31,755
Closed stores	(23)	(123,978)	(43)	(230,435)	(24)	(133,398)
Net impact of remodeled stores on selling square feet	—	(29,069)	—	(11,514)	—	466
Stores open, end of period	532	2,873,436	555	3,026,483	576	3,193,602

Fiscal Year 2011 Compared to Fiscal Year 2010

Net Sales. Net sales for fiscal year 2011 decreased 6.4% to $956.5 million, as compared to $1,021.7 million for fiscal year 2010. Contributing to the decline in net sales is the Company's lower store base which consisted of 532 stores open at January 28, 2012, as compared to 555 stores open at January 29, 2011. In addition, comparable store sales decreased 3.3% for fiscal year 2011, as compared to an increase of 1.6% for fiscal year 2010. In the comparable store base, average dollar sales per transaction increased by 13.4%, while the number of transactions per average store decreased by 14.7%, as compared to the same period last year.

Gross Profit. Gross profit for fiscal year 2011 decreased to $221.6 million, or 23.2% of net sales, as compared to $233.3 million, or 22.8% of net sales, for fiscal year 2010. The increase in gross profit as a percentage of net sales during fiscal year 2011, as compared to fiscal year 2010, was primarily the result of a 60 basis point improvement in merchandise margin. While buying and occupancy costs decreased in fiscal year 2011, as a percentage of net sales these costs increased by 20 basis points primarily due to the decline in leverage resulting from the negative comparable store sales. During the spring season of fiscal year 2011, the Company experienced merchandise margin improvements as the Company conservatively managed its inventory levels while delivering an improved spring merchandise assortment, which allowed the Company to improve product flow, rationalize its promotional calendar, and optimize sales productivity. During the fall season of fiscal year 2011, the Company experienced a decrease in merchandise margin compared to the prior year, resulting primarily from increased promotional activity necessary to drive traffic, increase sales and liquidate non go-forward holiday inventory, and to ensure that inventories were clean entering the spring season of fiscal year 2012.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $257.2 million, or 26.9% of net sales, for fiscal year 2011, as compared to $298.4 million, or 29.2% of net sales, for fiscal year 2010. Selling, general and administrative expenses during fiscal year 2010 were impacted by the inclusion of: (i) $15.7 million of non-cash charges recorded during the second quarter of fiscal year 2010, of which $15.2 million relates to the impairment of store assets and $0.5 million relates to the disposal of certain information technology assets; (ii) $2.7 million of charges in connection with state sales and use tax and payroll tax audits; (iii) $1.0 million of separation expenses related to management changes that were not associated with the Company's restructuring activities; (iv) recruiting expenses associated with the hiring of the new chief executive officer and certain other executive positions; (v) legal expenses due to two lawsuits; and (vi) incentive compensation expense resulting primarily from the Company's improved performance in the third and fourth quarters of fiscal year 2010. Also contributing to the decrease in selling, general and administrative expenses during fiscal year 2011, as compared to fiscal year 2010, are the impact of store payroll efficiencies and the reduction of the Company's store base since the fourth quarter last year. These expense savings were partially offset by $3.1 million of non-cash charges recorded in connection with the impairment of store assets during fiscal year 2011.

Restructuring Charges. The Company did not incur restructuring charges during fiscal year 2011. In fiscal year 2010, the Company exited an underperforming test accessories concept consisting of five stores. In connection with the exit of this concept, during the second quarter of fiscal year 2010, the Company recorded $1.1 million of non-cash charges related to the impairment of store assets and $0.1 million of severance costs, which are reported in "Restructuring charges" on the consolidated statements of operations. In addition, the Company recorded a $0.8 million charge related to the write-off of inventory, which is reported in "Cost of goods sold, buying and occupancy costs" on the consolidated statements of operations. During the third quarter of fiscal year 2010, the Company recorded additional pre-tax restructuring charges of $0.1 million related primarily to lease exit costs associated with the exiting of this concept.

Operating Loss. For the reasons discussed above, operating loss for fiscal year 2011 was $35.6 million, or 3.7% of net sales, as compared to an operating loss of $66.4 million, or 6.5% of net sales, during fiscal year 2010.

Interest Expense, Net. Net interest expense was $0.5 million during fiscal year 2011, as compared to $0.7 million during fiscal year 2010.

Provision for Income Taxes. The effective tax rate for fiscal year 2011 reflects a provision of 7.5%, as compared to a provision of 14.1% for fiscal year 2010. The income tax provision in fiscal year 2011 is primarily due to a $2.5 million charge to income tax expense incurred during the third quarter related to an additional valuation allowance established resulting from temporary differences identified in an IRS income tax audit settlement for tax years prior to and including 2002. The income tax provision in fiscal year 2010 is primarily due to the following: (i) a $44.8 million valuation allowance against the company's deferred tax assets as of January 30, 2010 plus deferred tax assets generated by the fiscal year 2010 loss, (ii) a $6.1 million tax benefit recorded during the third quarter of fiscal year 2010 related primarily to a change in accounting methods for tax purposes, which resulted in a reduction of the depreciable lives of certain assets, and a refund of amounts previously paid with a corresponding adjustment to the Company's valuation allowance against its deferred tax assets, and (iii) a $1.9 million benefit resulting from other tax related items. As previously disclosed, the Company continues to provide for adjustments to the deferred tax valuation allowance initially recorded during the second quarter of fiscal year 2010. For further information related to the deferred tax valuation allowance, please refer to Note 14, "Income Taxes" in the Notes to Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K.

Loss from Continuing Operations. For the reasons discussed above, loss from continuing operations was $38.9 million, or 4.1% of net sales, for fiscal year 2011. This compares to a loss from continuing operations of $76.5 million, or 7.5% of net sales, for fiscal year 2010.

Income from Discontinued Operations, Net of Taxes. Income from discontinued operations represents operations of JasmineSola.

Fiscal Year 2010 Compared to Fiscal Year 2009

Net Sales. Net sales for fiscal year 2010 increased 1.5% to $1,021.7 million, as compared to $1,006.7 million for fiscal year 2009. The increase in net sales is primarily driven by a 1.6% increase in comparable store sales for fiscal year 2010, as compared to a decrease of 11.8% for fiscal year 2009. In the comparable store base, average dollar sales per transaction increased by 0.9%, and the number of transactions per average store increased by 0.7%, as compared to the same period last year.

Gross Profit. Gross profit for fiscal year 2010 was $233.3 million, or 22.8% of net sales, as compared to $252.6 million, or 25.1% of net sales, for fiscal year 2009. The decrease in gross profit as a percentage of net sales in fiscal year 2010, as compared to last year, is due to a 360 basis point decrease in merchandise margin resulting from increased levels of promotional activity primarily during the second quarter in order to drive sales and clear inventory in preparation for the fall season, partially offset by a 130 basis point decrease in buying and occupancy costs. The decrease in buying and occupancy costs as a percentage of net sales, as compared to fiscal year 2009, is primarily attributable to the increase in comparable store sales combined with savings recognized from the Company's multi-year restructuring and cost reduction program launched in January 2009.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $298.4 million, or 29.2% of net sales, during fiscal year 2010, as compared to $274.1 million, or 27.3% of net sales, during fiscal year 2009. The increase in selling, general and administrative expenses as a percentage of net sales is primarily a result of non-cash charges totaling $15.7 million recorded during the second quarter of fiscal year 2010, of which $15.2 million relates to the impairment of New York & Company store assets and $0.5 million relates to the disposal of certain information technology assets. During the third quarter of fiscal year 2010, the Company recorded approximately $1.0 million of separation expenses related to management changes that were not associated with the Company's restructuring activities. In addition, the Company recorded charges totaling $2.7 million in connection with state sales and use tax and payroll tax audits. Also contributing to the increase in selling, general and administrative expenses for fiscal year 2010 was an increase in recruiting expenses incurred in connection with the hiring of the new chief executive officer and certain other executive positions, an increase in legal expenses due to two lawsuits and an increase in incentive compensation expense resulting primarily from the Company's improved performance in the third and fourth quarters of fiscal year 2010, as compared to the same periods in the prior year.

Restructuring Charges. As previously announced, the Company exited an underperforming test accessories concept consisting of five stores. In connection with the exit of this concept, during the second quarter of fiscal year 2010, the Company recorded $1.1 million of non-cash charges related to the impairment of store assets and $0.1 million of severance costs, which are reported in "Restructuring charges" on the consolidated statements of operations. In addition, the Company recorded a $0.8 million charge related to the write-off of inventory, which is reported in "Cost of goods sold, buying and occupancy costs" on the consolidated statements of operations. During the third quarter of fiscal year 2010, the Company recorded additional pre-tax restructuring charges of $0.1 million related primarily to lease exit costs. The Company does not anticipate incurring any other costs related to the test accessories concept.

Throughout fiscal year 2009, the Company continued to monitor the multi-year restructuring and cost reduction program announced in January 2009 and continued to evaluate the business. As a result, during the third and fourth quarters of fiscal year 2009, the Company recorded pre-tax restructuring charges of $0.5 million and $1.9 million, respectively. These charges included a non-cash charge of $1.2 million related to the impairment of store assets and cash charges of $1.2 million related to severance. For further information related to the Company's restructuring activities, please refer to Note 4, "Restructuring," in the Notes to Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K.

Operating Loss. For the reasons discussed above, operating loss for fiscal year 2010 was $66.4 million, or 6.5% of net sales, as compared to an operating loss of $23.9 million, or 2.4% of net sales, during fiscal year 2009.

Interest Expense, Net. Net interest expense was $0.7 million during fiscal year 2010, as compared to $0.8 million during fiscal year 2009.

Provision (Benefit) for Income Taxes. The effective tax rate during fiscal year 2010 reflects a provision of 14.1%, as compared to a benefit of 45.4% during fiscal year 2009. The income tax provision in fiscal year 2010, despite the loss from continuing operations, is primarily due to the following: (i) a $44.8 million valuation allowance against the company's deferred tax assets as of January 30, 2010 plus deferred tax assets generated by the fiscal year 2010 loss, (ii) a $6.1 million tax benefit recorded during the third quarter of fiscal year 2010 related primarily to a change in accounting methods for tax purposes, which resulted in a reduction of the depreciable lives of certain assets, and a refund of amounts previously paid with a corresponding adjustment to the Company's valuation allowance against its deferred tax assets, and (iii) a $1.9 million benefit resulting from other tax related items. For further information related to the deferred tax valuation allowance, please refer to Note 14, "Income Taxes" in the Notes to Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K.

Loss from Continuing Operations. For the reasons discussed above, loss from continuing operations was $76.5 million, or 7.5% of net sales, for fiscal year 2010. This compares to a loss from continuing operations of $13.5 million, or 1.3% of net sales, for fiscal year 2009.

Income from Discontinued Operations, Net of Taxes. Income from discontinued operations represents operations of JasmineSola.

Quarterly Results and Seasonality

The Company views the retail apparel market as having two principal selling seasons: spring (first and second quarter) and fall (third and fourth quarter). The Company's business experiences seasonal fluctuations in net sales and operating income, with a significant portion of its operating income typically realized during its fourth quarter. Any decrease in sales or margins during either of the principal selling seasons in any given year could have a disproportionate effect on the Company's financial condition and results of operations. Seasonal fluctuations also affect inventory levels. The Company must carry a significant amount of inventory, especially before the holiday season selling period in the fourth quarter and prior to the Easter and Mother's Day holidays toward the end of the first quarter and beginning of the second quarter.

The following tables set forth the Company's quarterly consolidated statements of operations data for the last eight fiscal quarters and such information expressed as a percentage of net sales. This unaudited quarterly information has been prepared on the same basis as the annual audited financial statements appearing elsewhere in this Annual Report on Form 10-K and includes all necessary adjustments, consisting only of normal recurring adjustments, that the Company considers necessary to present fairly the financial information for the quarters presented.

	Fiscal Year 2011				Fiscal Year 2010			
	Quarter ended				Quarter ended			
Statements of Operations data	**April 30, 2011**	**July 30, 2011**	**October 29, 2011**	**January 28, 2012**	**May 1, 2010**	**July 31, 2010**	**October 30, 2010**	**January 29, 2011**
	(Amounts in thousands, except per share data)							
Net sales	$239,354	$228,557	$216,708	$271,837	$236,982	$243,317	$238,221	$303,179
Gross profit	$ 61,990	$ 46,924	$ 53,510	$ 59,194	$ 58,545	$ 20,070	$ 66,454	$ 88,252
Operating (loss) income	$ (3,599)	$ (15,114)	$ (6,049)	$ (10,808)	$ (8,703)	$ (66,012)	$ (4,000)	$ 12,336
(Loss) income from continuing operations	$ (3,678)	$ (15,398)	$ (8,971)	$ (10,890)	$ (4,859)	$ (88,473)	$ 1,854	$ 14,936
Income from discontinued operations, net of taxes	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 81
Net (loss) income	$ (3,678)	$ (15,398)	$ (8,971)	$ (10,890)	$ (4,859)	$ (88,473)	$ 1,854	$ 15,017
Basic (loss) earnings per share of common stock:								
Basic EPS—continuing operations	$ (0.06)	$ (0.25)	$ (0.15)	$ (0.18)	$ (0.08)	$ (1.49)	$ 0.03	$ 0.25
Basic EPS—discontinued operations	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Basic (loss) earnings per share	$ (0.06)	$ (0.25)	$ (0.15)	$ (0.18)	$ (0.08)	$ (1.49)	$ 0.03	$ 0.25
Diluted (loss) earnings per share of common stock:								
Diluted EPS—continuing operations	$ (0.06)	$ (0.25)	$ (0.15)	$ (0.18)	$ (0.08)	$ (1.49)	$ 0.03	$ 0.24
Diluted EPS—discontinued operations	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 0.01
Diluted (loss) earnings per share	$ (0.06)	$ (0.25)	$ (0.15)	$ (0.18)	$ (0.08)	$ (1.49)	$ 0.03	$ 0.25
Weighted average shares outstanding:								
Basic shares of common stock	60,021	60,953	61,134	61,189	59,337	59,396	59,502	59,537
Diluted shares of common stock	60,021	60,953	61,134	61,189	59,337	59,396	60,315	61,126

(as a % of net sales)	Fiscal Year 2011 Quarter ended April 30, 2011	July 30, 2011	October 29, 2011	January 28, 2012	Fiscal Year 2010 Quarter ended May 1, 2010	July 31, 2010	October 30, 2010	January 29, 2011
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	25.9%	20.5%	24.7%	21.8%	24.7%	8.2%	27.9%	29.1%
Operating (loss) income	(1.5)%	(6.6)%	(2.8)%	(4.0)%	(3.7)%	(27.1)%	(1.7)%	4.1%
(Loss) income from continuing operations	(1.5)%	(6.7)%	(4.1)%	(4.0)%	(2.1)%	(36.4)%	0.8%	4.9%

Liquidity and Capital Resources

The Company's primary uses of cash are to fund working capital, operating expenses, debt service and capital expenditures related primarily to the construction of new stores, remodeling of existing stores and development of the Company's information technology infrastructure. Historically, the Company has financed these requirements from internally generated cash flow. The Company intends to fund its ongoing capital and working capital requirements, as well as debt service obligations, primarily through cash flows from operations, supplemented by borrowings under its credit facility, if needed. As of the date of this Annual Report on Form 10-K, the Company is in compliance with all debt covenants.

(Amounts in thousands)	January 28, 2012	January 29, 2011	January 30, 2010
Cash and cash equivalents	$50,787	$77,392	$87,296
Working capital	$27,018	$42,765	$67,954

(Amounts in thousands)	Fiscal Year 2011	Fiscal Year 2010	Fiscal Year 2009
Net cash (used in) provided by operating activities of continuing operations	$ (8,554)	$ 10,803	$ 55,306
Net cash used in investing activities of continuing operations	$(12,158)	$(14,759)	$(13,285)
Net cash used in financing activities of continuing operations	$ (5,893)	$ (5,948)	$ (9,000)
Net cash used in discontinued operations	$ —	$ —	$ (6)
Net (decrease) increase in cash and cash equivalents	$(26,605)	$ (9,904)	$ 33,015

Operating Activities of Continuing Operations

Net cash used in operating activities of continuing operations was $8.6 million during fiscal year 2011, as compared to net cash provided by operating activities of $10.8 million during fiscal year 2010. The decrease in net cash provided by operating activities of continuing operations during fiscal year 2011, as compared to fiscal year 2010, is primarily related to changes in deferred income taxes, income taxes receivable, inventory, prepaid expenses, accounts payable, accrued expenses, deferred rent, and other assets and liabilities, partially offset by changes in accounts receivable and income taxes payable combined with a decrease in loss from continuing operations in fiscal year 2011.

Net cash provided by operating activities of continuing operations was $10.8 million during fiscal year 2010, as compared to $55.3 million during fiscal year 2009. The decrease in net cash provided by operating activities of continuing operations during fiscal year 2010, as compared to fiscal year 2009, is primarily related to the increase in loss from continuing operations in fiscal year 2010 and changes in accounts receivable, income taxes receivable, inventory, prepaid expenses, accounts payable, income taxes payable, deferred rent, and other assets and liabilities, partially offset by changes in deferred income taxes and accrued expenses.

Investing Activities of Continuing Operations

Net cash used in investing activities of continuing operations was $12.2 million, $14.8 million and $13.3 million, during fiscal year 2011, fiscal year 2010 and fiscal year 2009, respectively. Net cash used in investing activities during fiscal year 2011 reflects capital expenditures of $12.2 million, which includes $8.0 million related to the remodeling of 11 existing stores and $4.2 million related to non-store capital projects, which principally represent information technology enhancements. Net cash used in investing activities during fiscal year 2010 reflects capital expenditures of $10.2 million related to the construction of 22 new stores and the remodeling of eight existing stores, and $5.5 million related to non-store capital projects, partially offset by $0.9 million of proceeds from the sale of fixed assets. Net cash used in investing activities during fiscal year 2009 reflects capital expenditures of $6.7 million related to the construction of 11 new stores and the remodeling of three existing stores, and $6.6 million for non-store capital projects, which principally represent information technology enhancements.

For fiscal year 2012, capital expenditures are expected to be in the range of $20 million to $23 million, reflecting the expansion of the Company's Outlet business, as compared to $12.2 million in fiscal year 2011. For fiscal year 2012, the Company currently expects to open 15 to 20 new Outlet stores, remodel 10 to 15 existing locations, and close between 25 and 30 stores, ending the year with between 517 and 527 stores, including 41 to 46 Outlet stores.

Financing Activities of Continuing Operations

Net cash used in financing activities of continuing operations was $5.9 million, $5.9 million and $9.0 million in fiscal year 2011, fiscal year 2010 and fiscal year 2009, respectively. Net cash used in financing activities of continuing operations for fiscal year 2011 consisted of $14.0 million of proceeds from borrowings under the Company's revolving credit facility offset by the repayment of the $14.0 million of borrowings, the full repayment of the Company's outstanding term loan totaling $7.5 million, the payment of $0.6 million of financing costs related to the Third Amended and Restated Loan and Security Agreement with Wells Fargo Bank, N.A., partially offset by $2.2 million of proceeds from the exercise of stock options and the related tax benefit to the Company. Net cash used in financing activities of continuing operations for fiscal year 2010 consisted primarily of $21.0 million of proceeds from borrowings under the Company's revolving credit facility offset by the repayment of the $21.0 million of borrowings and quarterly payments against the Company's outstanding term loan totaling $6.0 million. Net cash used in financing activities of continuing operations for fiscal year 2009 consisted of quarterly payments against the Company's outstanding term loan totaling $6.0 million plus $3.4 million used for the repurchase of 1,000,000 shares of the Company's common stock under its authorized share repurchase program, partially offset by $0.4 million of proceeds from the exercise of stock options and the related tax benefit to the Company.

Long-Term Debt and Credit Facilities

On August 10, 2011, Lerner New York, Inc., Lernco, Inc. and Lerner New York Outlet, Inc., wholly-owned indirect subsidiaries of New York & Company, Inc., entered into a Third Amended and Restated Loan and Security Agreement (the "Loan Agreement") with Wells Fargo Bank, N.A., as Agent and sole lender. The obligations under the Loan Agreement are guaranteed by New York & Company, Inc. and its other subsidiaries. The Loan Agreement amended and restated the Second Amended and Restated Loan and Security Agreement (the "Existing Agreement"), dated August 22, 2007, among Lerner New York, Inc., Lernco, Inc., and Lerner New York Outlet, Inc. (as successor-in-interest to Jasmine Company, Inc.) as borrowers, together with the Agent and the lenders party thereto, as amended. The Existing Agreement was scheduled to mature on March 17, 2012. Concurrent with the closing of the Loan Agreement, the Company repaid in full the $4.5 million outstanding balance on the term loan under the Existing Agreement and wrote off $0.1 million of unamortized deferred financing costs related to the Existing Agreement.

The Loan Agreement provides the Company with up to $100 million of credit, consisting of a $75 million revolving credit facility (which includes a subfacility for issuance of letters of credit up to $45 million) with a fully committed accordion option that allows the Company to increase the revolving credit facility to a maximum of $100 million or decrease it to a minimum of $60 million, subject to certain restrictions. Furthermore, the Loan Agreement provides for, but is not limited to: (i) an extension of the term of the credit facility to August 10, 2016, (ii) a modest increase in interest rates and certain fees as described in greater detail below, and (iii) a reduction in financial covenants. Under the Loan Agreement, the Company is currently subject to a Minimum Excess Availability (as defined in the Loan Agreement) covenant of $7.5 million. The Company's credit facility contains other covenants, including restrictions on the Company's ability to pay dividends on its common stock; to incur additional indebtedness; and to prepay, redeem, defease or purchase other debt. Subject to such restrictions, the Company may incur more debt for working capital, capital expenditures, stock repurchases, acquisitions and for other purposes.

Under the terms of the Loan Agreement, the revolving loans under the credit facility bear interest, at the Company's option, either at a floating rate equal to the Eurodollar rate plus a margin of between 1.75% and 2.00% per year for Eurodollar rate loans or a floating rate equal to the Prime rate plus a margin of between 0.75% and 1.00% per year for Prime rate loans, depending upon the Company's Average Compliance Excess Availability (as defined in the Loan Agreement). The Company pays the lender under the revolving credit facility a monthly fee on outstanding commercial letters of credit at a rate of between 0.875% and 1.00% per year and on standby letters of credit at a rate of between 1.75% and 2.00% per year, depending upon the Company's Average Compliance Excess Availability, plus a monthly fee on a proportion of the unused commitments under the revolving credit facility at a rate of 0.375% per year.

The maximum borrowing availability under the Company's revolving credit facility is determined by a monthly borrowing base calculation that is based on the application of specified advance rates against inventory and certain other eligible assets. As of January 28, 2012, the Company had availability under its revolving credit facility of $36.6 million, net of letters of credit outstanding of $7.2 million, as compared to availability of $46.3 million, net of letters of credit outstanding of $7.2 million, as of January 29, 2011.

The lender has been granted a pledge of the common stock of Lerner Holding and certain of its subsidiaries, and a first priority security interest in substantially all other tangible and intangible assets of New York & Company, Inc. and its subsidiaries, as collateral for the Company's obligations under the credit facility. In addition, New York & Company, Inc. and certain of its subsidiaries have fully and unconditionally guaranteed the credit facility, and such guarantees are joint and several.

Cash Requirements

The Company believes that cash flows from operations, its current cash balance and funds available under its credit facility will be sufficient to meet its working capital needs and planned capital expenditures through fiscal year 2012.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements as defined by Item 303 (a) (4) of Regulation S-K.

Contractual Obligations

The following table summarizes the Company's contractual obligations as of January 28, 2012:

	Total obligations	Payments Due by Period(3) Less than one year	One to three years	Three to five years	More than five years
		(Amounts in thousands)			
Operating leases(1)	$500,187	$107,784	$195,650	$129,154	$67,599
Purchase obligations(2)	91,858	85,858	4,000	2,000	—
Total contractual obligations	$592,045	$193,642	$199,650	$131,154	$67,599

(1) Represents future minimum lease payments, under non-cancelable leases as of January 28, 2012. The minimum lease payments do not include common area maintenance ("CAM") charges, real estate taxes or other landlord charges, which are also contractual obligations under store and office operating leases. In many of the Company's leases, CAM charges are not fixed and can fluctuate from year to year. During fiscal year 2011, CAM charges and real estate taxes were $60.0 million and other landlord charges were $4.6 million.

(2) Represents purchase orders for merchandise and store construction commitments not yet received or recorded on the consolidated balance sheet, as well as a contractual obligation for distribution and logistics services used in the normal course of business.

(3) Not included in the above table are net potential cash obligations of $1.6 million associated with unrecognized tax benefits and $3.6 million associated with an unfunded pension liability due to the high degree of uncertainty regarding the timing of future cash outflows associated with such obligations. For further information related to unrecognized tax benefits and the unfunded pension liability, please refer to Note 14, "Income Taxes" and Note 10, "Employee Benefit Plans," respectively, in the Notes to Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K.

Commercial Commitments

The following table summarizes the Company's commercial commitments as of January 28, 2012:

	Total obligations	Amount of Commitment Per Period(2) Less than one year	One to three years	Three to five years	More than five years
		(Amounts in thousands)			
Trade letters of credit outstanding(1)	$ 605	$ 605	$—	$—	$—
Standby letters of credit(1)	6,625	6,625	—	—	—
Total commercial commitments	$7,230	$7,230	$—	$—	$—

(1) Issued under its revolving credit facility. At January 28, 2012, there were no outstanding borrowings under this facility.

(2) Excludes purchase orders for merchandise and supplies in the normal course of business.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that impact the amounts reported on the Company's consolidated financial statements and related notes. On an ongoing basis, management evaluates its estimates and judgments, including those related to inventories, long-lived assets, intangible assets, and income taxes. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ materially from these judgments. Management believes the following estimates and assumptions are most significant to reporting the Company's results of operations and financial position.

Inventory Valuation. Inventories are valued at the lower of average cost or market, on a weighted average cost basis, using the retail method. The Company records a charge to cost of goods sold, buying and occupancy costs for all inventory on-hand when a permanent retail price reduction is reflected in its stores. In addition, management makes estimates and judgments regarding, among other things, initial markup, markdowns, future demand and market conditions, all of which significantly impact the ending inventory valuation. If actual future demand or market conditions are different than those projected by management, future period merchandise margin rates may be unfavorably or favorably affected. Other significant estimates related to inventory include shrink and obsolete and excess inventory which are also based on historical results and management's operating projections.

Impairment of Long-Lived Assets. The Company evaluates long-lived assets in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification™ ("ASC") Topic 360, "Property, Plant and Equipment" ("ASC 360"). Long-lived assets are evaluated for recoverability in accordance with ASC 360 whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flow expected to result from the use of the asset and eventual disposition and market data assumptions. If the sum of the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized. An impairment loss could have a material adverse impact on the Company's financial condition and results of operations. The Company's evaluations during fiscal year 2011 resulted in non-cash charges of $0.9 million and $2.2 million during the second quarter and fourth quarter, respectively, related to the impairment of store assets. The Company's evaluations during fiscal year 2010 resulted in a non-cash charge of $16.3 million related to the impairment of store assets during the second quarter. The Company's evaluations during fiscal year 2009 resulted in a non-cash charge of $1.2 million related to the impairment of store assets during the fourth quarter.

Intangible Assets. ASC Topic 350, "Intangibles—Goodwill and Other" ("ASC 350"), prohibits the amortization of goodwill and intangible assets with indefinite lives. The Company's intangible assets relate to the New York & Company trademarks, which were initially valued at $14.8 million. The trademarks were initially valued using the "relief from royalty method" and were determined to have indefinite lives by an independent appraiser.

The Company tests for impairment of intangible assets at least annually in the fourth quarter, or more frequently if events or circumstances indicate that the asset may be impaired. The impairment test for intangible assets not subject to amortization is determined in accordance with ASC 350 and consists of a comparison of the fair value of the intangible asset with its carrying value. The Company estimates the fair value of intangible assets not subject to amortization, specifically trademarks, based on an income approach using the "relief from royalty method." This method is based on the theory that the owner of the trademark is relieved of paying a royalty or license fee for the use of the trademark. This approach is dependent on a number of factors, including estimates of future growth and trends, royalty rates in the category of intellectual property, discount rates and other variables. The "relief from royalty method" involves two steps: (i) estimation of reasonable royalty rates for the trademarks and (ii) the application of these royalty rates to a net sales stream and discounting the resulting cash flows to determine a value. The calculated cost savings ("relief from royalty" payment) associated with the trademarks is determined by multiplying the selected royalty rate by the forecasted net sales stream. The cash flows are then discounted to present values using the selected discount rate and compared to the carrying value of the asset. The Company bases its fair value estimates on assumptions it believes to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The Company's fiscal year 2011, fiscal year 2010 and fiscal year 2009 impairment tests resulted in a fair value that significantly exceeded the carrying amount of the Company's trademarks. The Company performed a sensitivity analysis on the key assumptions used in the trademark impairment analysis and has determined that a significant, negative change in the assumptions would not impact the Company's conclusion that no impairment was required.

The calculation of estimated fair values used in the evaluation of intangible assets requires estimates of future cash flows, growth rates, discount rates and other variables, that are based on historical experience, knowledge, and market data. If actual experience differs materially from management's estimates or if changes in strategic direction occur, an impairment charge may be required. Management's estimates may be affected by factors such as those outlined in "Item 1A. Risk Factors." An impairment loss could have a material adverse impact on the Company's results of operations.

Income Taxes. Income taxes are calculated in accordance with ASC Topic 740, "Income Taxes" ("ASC 740"), which requires the use of the liability method. Deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Inherent in the measurement of deferred balances are certain judgments and interpretations of enacted tax laws and published guidance with respect to applicability to the Company's operations. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The provisions in ASC 740 related to accounting for uncertain tax positions prescribe a comprehensive model of how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. In accordance with these provisions, the Company recognizes a tax benefit when a tax position is more-likely-than-not to be sustained upon examination, based solely on its technical merits. The Company measures the recognized tax benefit as the largest amount of tax benefit that has greater than a 50% likelihood of being realized upon the ultimate settlement with a taxing authority. The Company reverses a previously recognized tax benefit if it determines that the tax position no longer meets the more-likely-than-not threshold of being sustained. The Company accrues interest and penalties related to unrecognized tax benefits in income tax expense.

During the second quarter of fiscal year 2010, the Company concluded that a full valuation allowance against the Company's deferred tax assets was necessary in order to reflect the Company's assessment of its ability to realize the benefits of those deferred tax assets. The Company will continue to maintain a valuation allowance against its deferred tax assets until the Company believes it is more likely than not that these assets will be realized in the future. As of January 28, 2012 and January 29, 2011, the Company reported a valuation allowance against its deferred tax assets totaling $58.4 million and $40.0 million, respectively. For further information related to deferred tax assets and the related valuation allowance, please refer to Note 14, "Income Taxes," in the Notes to Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K.

Adoption of New Accounting Standards

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in GAAP and IFRSs" ("ASU 2011-04"), which amends ASC Topic 820, "Fair Value Measurements and Disclosures." The updated guidance amends U.S. generally accepted accounting principles ("GAAP") to create more commonality with International Financial Reporting Standards ("IFRS") by changing some of the wording used to describe requirements for measuring fair value and for disclosing information about fair value measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and will be applied prospectively. Early application by public entities is not permitted. The Company does not anticipate that the adoption of ASU 2011-04 will have a material impact on its financial position and results of operations.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, "Presentation of Comprehensive Income" ("ASU 2011-05"), which amends FASB ASC Topic 220, "Comprehensive Income." The objective of ASU 2011-05 is to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The amendments in this standard eliminate the option to present components of other comprehensive income as part of the statement of stockholders' equity. The amendments in this standard require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. ASU 2011-05 is effective for interim and annual periods beginning after December 15, 2011 and will be applied retrospectively. Early adoption is permitted, because compliance with the amendments is already permitted. The Company has not early adopted nor does it expect the adoption of ASU 2011-05 to have a material impact on its financial position and results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rates. The Company's market risks relate primarily to changes in interest rates. The Company's credit facility carries floating interest rates that are tied to the Eurodollar rate and the Prime rate and therefore, if the Company borrows under the credit facility, the consolidated statements of operations and the consolidated statements of cash flows will be exposed to changes in interest rates. As of January 28, 2012, the Company had no borrowings outstanding under its credit facility. The Company historically has not engaged in interest rate hedging activities.

Currency Exchange Rates. The Company historically has not been exposed to currency exchange rate risks with respect to inventory purchases as such expenditures have been, and continue to be, denominated in U.S. Dollars. The Company purchases some of its inventory from vendors in China, for which the Company pays U.S. Dollars. Since July 2005, China has been slowly increasing the value of the Chinese Yuan, which is now linked to a basket of world currencies. If the exchange rate of the Chinese Yuan to the U.S. Dollar continues to increase, the Company may experience fluctuations in the cost of inventory purchased from China and the Company would adjust its supply chain accordingly.

Item 8. Financial Statements and Supplementary Data

The financial statements and schedule included in Part IV, "Item 15. Exhibits and Financial Statement Schedules" of this Annual Report on Form 10-K are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of disclosure controls and procedures

The Company carried out an evaluation, as of January 28, 2012, under the supervision and with the participation of the Company's management, including the Company's Principal Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) and 15d-15(e) of the Securities

Exchange Act of 1934, as amended. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective in ensuring that all information required to be filed in this Annual Report on Form 10-K was (i) recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission's rules and forms and (ii) that the disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Principal Executive and Principal Financial Officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Report of management on internal control over financial reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is a process designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 28, 2012. In making this assessment, management used the criteria established in the *Internal Control—Integrated Framework* report issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria").

Based upon management's assessment and the COSO criteria, management believes that the Company maintained effective internal control over financial reporting as of January 28, 2012.

The Company's independent auditors, Ernst & Young LLP, an independent registered public accounting firm, have audited and reported on the consolidated financial statements of the Company and the effectiveness of the Company's internal control over financial reporting. The reports of the independent auditors appear on pages 47 and 48 herein and expressed unqualified opinions on the consolidated financial statements and the effectiveness of the Company's internal control over financial reporting.

(c) Changes in internal control over financial reporting

There has been no change in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a-15 or 15d-15 that occurred during the Company's last fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated herein by reference from the Company's Proxy Statement for the Annual Meeting of Stockholders to be held June 20, 2012.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference from the Company's Proxy Statement for the Annual Meeting of Stockholders to be held June 20, 2012.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference from the Company's Proxy Statement for the Annual Meeting of Stockholders to be held June 20, 2012.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference from the Company's Proxy Statement for the Annual Meeting of Stockholders to be held June 20, 2012.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated herein by reference from the Company's Proxy Statement for the Annual Meeting of Stockholders to be held June 20, 2012.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) List of documents filed as part of this Annual Report:

1. The following consolidated financial statements of the Company are filed as part of this Annual Report:

   - Reports of Independent Registered Public Accounting Firm;
   - Consolidated Statements of Operations;
   - Consolidated Balance Sheets;
   - Consolidated Statements of Cash Flows;
   - Consolidated Statements of Stockholders' Equity; and
   - Notes to Consolidated Financial Statements.

2. Financial Statement Schedule II Valuation and Qualifying Accounts

Fiscal Year	Reserve Description	Balance at beginning of period	Additions Charged to Operations	Deductions	Balance at end of period
			(Amounts in thousands)		
2009	Sales Return Reserve	$1,679	$34,634	$34,589	$1,724
2010	Sales Return Reserve	$1,724	$30,725	$30,783	$1,666
2011	Sales Return Reserve	$1,666	$34,091	$34,360	$1,397

3. Exhibits

The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 9, 2012.

NEW YORK & COMPANY, INC.
(REGISTRANT)

/s/ SHEAMUS TOAL

Sheamus Toal
Executive Vice President and
Chief Financial Officer
(Principal financial officer and
Principal accounting officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.

Name	Title	Date
/s/ GREGORY J. SCOTT Gregory J. Scott	Chief Executive Officer and Director (Principal executive officer)	April 9, 2012
/s/ SHEAMUS TOAL Sheamus Toal	Executive Vice President and Chief Financial Officer (Principal financial officer and Principal accounting officer)	April 9, 2012
/s/ BODIL M. ARLANDER Bodil M. Arlander	Director	April 9, 2012
/s/ JILL BERAUD Jill Beraud	Director	April 9, 2012
/s/ DAVID H. EDWAB David H. Edwab	Director	April 9, 2012
/s/ JAMES O. EGAN James O. Egan	Director	April 9, 2012

Name	Title	Date
/s/ JOHN D. HOWARD John D. Howard	Director	April 9, 2012
/s/ LOUIS LIPSCHITZ Louis Lipschitz	Director	April 9, 2012
/s/ EDWARD W. MONEYPENNY Edward W. Moneypenny	Director	April 9, 2012
/s/ GRACE NICHOLS Grace Nichols	Director and Chair of the Board	April 9, 2012
/s/ MICHELLE PEARLMAN Michelle Pearlman	Director	April 9, 2012
/s/ RICHARD L. PERKAL Richard L. Perkal	Director	April 9, 2012
/s/ ARTHUR E. REINER Arthur E. Reiner	Director	April 9, 2012
/s/ EDMOND S. THOMAS Edmond S. Thomas	Director	April 9, 2012

New York & Company, Inc. and Subsidiaries

Consolidated Financial Statements

Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of New York & Company, Inc. and subsidiaries

We have audited New York & Company, Inc. and subsidiaries' internal control over financial reporting as of January 28, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). New York & Company, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, New York & Company, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of January 28, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of New York & Company, Inc. and subsidiaries as of January 28, 2012 and January 29, 2011, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended January 28, 2012 and our report dated April 9, 2012 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

New York, New York
April 9, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of New York & Company, Inc. and subsidiaries

We have audited the accompanying consolidated balance sheets of New York & Company, Inc. and subsidiaries (the "Company") as of January 28, 2012 and January 29, 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 28, 2012. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of New York & Company, Inc. and subsidiaries at January 28, 2012 and January 29, 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 28, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), New York & Company, Inc. and subsidiaries' internal control over financial reporting as of January 28, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 9, 2012 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

New York, New York
April 9, 2012

New York & Company, Inc. and Subsidiaries
Consolidated Statements of Operations

(Amounts in thousands, except per share amounts)	Fiscal year ended January 28, 2012 (52-weeks)	Fiscal year ended January 29, 2011 (52-weeks)	Fiscal year ended January 30, 2010 (52-weeks)
Net sales	$956,456	$1,021,699	$1,006,675
Cost of goods sold, buying and occupancy costs	734,838	788,378	754,086
Gross profit	221,618	233,321	252,589
Selling, general and administrative expenses	257,188	298,419	274,139
Restructuring charges	—	1,281	2,376
Operating loss	(35,570)	(66,379)	(23,926)
Interest expense, net of interest income of $38, $51 and $128, respectively	495	697	755
Loss on modification and extinguishment of debt	144	—	—
Loss from continuing operations before income taxes	(36,209)	(67,076)	(24,681)
Provision (benefit) for income taxes	2,728	9,466	(11,197)
Loss from continuing operations	(38,937)	(76,542)	(13,484)
Income from discontinued operations, net of taxes	—	81	3
Net loss	$(38,937)	$ (76,461)	$ (13,481)
Basic loss per share:			
Basic loss per share from continuing operations	$ (0.64)	$ (1.29)	$ (0.23)
Basic earnings per share from discontinued operations	—	—	—
Basic loss per share	$ (0.64)	$ (1.29)	$ (0.23)
Diluted loss per share:			
Diluted loss per share from continuing operations	$ (0.64)	$ (1.29)	$ (0.23)
Diluted earnings per share from discontinued operations	—	—	—
Diluted loss per share	$ (0.64)	$ (1.29)	$ (0.23)
Weighted average shares outstanding:			
Basic shares of common stock	60,824	59,443	59,457
Diluted shares of common stock	60,824	59,443	59,457

See accompanying notes.

New York & Company, Inc. and Subsidiaries
Consolidated Balance Sheets

(Amounts in thousands, except per share amounts)	January 28, 2012	January 29, 2011
Assets		
Current assets:		
Cash and cash equivalents	$ 50,787	$ 77,392
Accounts receivable	7,269	9,756
Income taxes receivable	477	527
Inventories, net	81,328	82,062
Prepaid expenses	21,057	20,707
Other current assets	968	1,202
Current assets of discontinued operations	—	54
Total current assets	161,886	191,700
Property and equipment, net	115,280	144,561
Intangible assets	14,879	14,879
Deferred income taxes	4,361	3,362
Other assets	950	708
Total assets	$297,356	$355,210
Liabilities and stockholders' equity		
Current liabilities:		
Current portion—long-term debt	$ —	$ 7,500
Accounts payable	72,297	73,611
Accrued expenses	55,146	64,072
Income taxes payable	3,064	260
Deferred income taxes	4,361	3,362
Current liabilities of discontinued operations	—	130
Total current liabilities	134,868	148,935
Deferred rent	57,127	66,862
Other liabilities	5,256	5,576
Total liabilities	197,251	221,373
Commitments and contingencies		
Stockholders' equity:		
Common stock, voting, par value $0.001; 300,000 shares authorized; 62,053 and 60,197 shares issued and outstanding at January 28, 2012 and January 29, 2011, respectively	62	60
Additional paid-in capital	162,940	157,021
Retained deficit	(56,721)	(17,784)
Accumulated other comprehensive loss	(2,779)	(2,063)
Treasury stock at cost; 1,000 shares at January 28, 2012 and January 29, 2011	(3,397)	(3,397)
Total stockholders' equity	100,105	133,837
Total liabilities and stockholders' equity	$297,356	$355,210

See accompanying notes.

New York & Company, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(Amounts in thousands)	Fiscal year ended January 28, 2012 (52-weeks)	Fiscal year ended January 29, 2011 (52-weeks)	Fiscal year ended January 30, 2010 (52-weeks)
Operating activities			
Net loss	$(38,937)	$(76,461)	$(13,481)
Less: Income from discontinued operations, net of taxes	—	81	3
Loss from continuing operations	(38,937)	(76,542)	(13,484)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities of continuing operations:			
Depreciation and amortization	38,418	41,090	42,368
Loss from impairment charges	3,055	16,283	1,218
Amortization of deferred financing costs	167	216	216
Write-off of unamortized deferred financing costs	144	—	—
Share-based compensation expense	3,719	2,474	1,768
Deferred income taxes	—	17,863	(5,242)
Changes in operating assets and liabilities:			
Accounts receivable	2,487	(309)	2,546
Income taxes receivable	50	2,473	7,202
Inventories, net	734	4,997	17,802
Prepaid expenses	(350)	1,901	2,002
Accounts payable	(1,314)	1,592	3,588
Accrued expenses	(9,056)	5,140	(2,189)
Income taxes payable	2,804	(731)	991
Deferred rent	(9,735)	(5,158)	(3,828)
Other assets and liabilities	(740)	(486)	348
Net cash (used in) provided by operating activities of continuing operations	(8,554)	10,803	55,306
Investing activities			
Capital expenditures	(12,158)	(15,695)	(13,285)
Proceeds from sale of fixed assets	—	936	—
Net cash used in investing activities of continuing operations	(12,158)	(14,759)	(13,285)
Financing activities			
Proceeds from borrowings under revolving credit facility	14,000	21,000	—
Repayment of borrowings under revolving credit facility	(14,000)	(21,000)	—
Repayment of debt	(7,500)	(6,000)	(6,000)
Payment of financing costs	(595)	—	—
Repurchase of treasury stock	—	—	(3,417)
Proceeds from exercise of stock options	2,202	95	86
Excess tax benefit (reduction) from exercise of stock options	—	(43)	331
Net cash used in financing activities of continuing operations	(5,893)	(5,948)	(9,000)
Cash flows from discontinued operations			
Operating cash flows	—	—	(6)
Investing cash flows	—	—	—
Financing cash flows	—	—	—
Net cash used in discontinued operations	—	—	(6)
Net (decrease) increase in cash and cash equivalents	(26,605)	(9,904)	33,015
Cash and cash equivalents at beginning of period (including cash at discontinued operations of $0, $0 and $1, respectively)	77,392	87,296	54,281
Cash and cash equivalents at end of period	$ 50,787	$ 77,392	$ 87,296
Cash paid during the period for interest	$ 396	$ 529	$ 675
Cash paid (refunds) during the period for taxes	$ 457	$ (9,774)	$(16,057)

See accompanying notes.

New York & Company, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

(Amounts in thousands)	Common Stock Shares	Common Stock Amount	Treasury Stock Shares	Treasury Stock Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
Balance at January 31, 2009	60,508	$60	—	$ —	$152,330	$ 72,158	$(2,052)	$222,496
Purchase of treasury stock	(1,000)	—	1,000	(3,397)	(20)	—	—	(3,417)
Stock options exercised	220	—	—	—	86	—	—	86
Restricted stock issued	49	—	—	—	—	—	—	—
Restricted stock forfeits	(381)	—	—	—	—	—	—	—
Excess tax benefit from exercise of stock options	—	—	—	—	331	—	—	331
Share-based compensation expense	—	—	—	—	1,768	—	—	1,768
Net loss	—	—	—	—	—	(13,481)	—	(13,481)
Minimum pension liability adjustment, net of tax	—	—	—	—	—	—	381	381
Comprehensive loss, net of tax	—	—	—	—	—	—	—	(13,100)
Balance at January 30, 2010	59,396	$60	1,000	$(3,397)	$154,495	$ 58,677	$(1,671)	$208,164
Stock options exercised	185	—	—	—	95	—	—	95
Restricted stock issued	904	—	—	—	—	—	—	—
Restricted stock forfeits	(288)	—	—	—	—	—	—	—
Reduction of excess tax benefit from exercise of stock options	—	—	—	—	(43)	—	—	(43)
Share-based compensation expense	—	—	—	—	2,474	—	—	2,474
Net loss	—	—	—	—	—	(76,461)	—	(76,461)
Minimum pension liability adjustment, net of tax	—	—	—	—	—	—	(392)	(392)
Comprehensive loss, net of tax	—	—	—	—	—	—	—	(76,853)
Balance at January 29, 2011	60,197	$60	1,000	$(3,397)	$157,021	$(17,784)	$(2,063)	$133,837
Stock options exercised	1,419	2	—	—	2,200	—	—	2,202
Restricted stock issued	667	—	—	—	—	—	—	—
Restricted stock forfeits	(230)	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	3,719	—	—	3,719
Net loss	—	—	—	—	—	(38,937)	—	(38,937)
Minimum pension liability adjustment, net of tax	—	—	—	—	—	—	(716)	(716)
Comprehensive loss, net of tax	—	—	—	—	—	—	—	(39,653)
Balance at January 28, 2012	62,053	$62	1,000	$(3,397)	$162,940	$(56,721)	$(2,779)	$100,105

See accompanying notes.

1. Organization and Basis of Presentation of Financial Statements

Formation of New York & Company, Inc.

New York & Company, Inc. (together with its subsidiaries, collectively the "Company") is a leading specialty retailer of women's fashion apparel and accessories, and the modern wear-to-work destination for women, providing perfectly fitting pants and NY Style that is feminine, polished, on-trend and versatile—all at an amazing value. The Company's proprietary branded New York & Company® merchandise is sold exclusively through its national network of retail stores and eCommerce store at *www.nyandcompany.com*. The target customers for the Company's merchandise are fashion-conscious, value-sensitive women between the ages of 25 and 45. As of January 28, 2012, the Company operated 532 stores in 43 states.

The Company was founded in 1918 and operated as a subsidiary of Limited Brands, Inc. ("Limited Brands") from 1985 to 2002. New York & Company, Inc., formerly known as NY & Co. Group, Inc., was incorporated in the state of Delaware on November 8, 2002. It was formed to acquire all of the outstanding stock of Lerner New York Holding, Inc. ("Lerner Holding") and its subsidiaries from Limited Brands, an unrelated company. On November 27, 2002, Irving Place Capital, formerly known as Bear Stearns Merchant Banking, completed the acquisition of Lerner Holding and its subsidiaries from Limited Brands. On October 6, 2004, the Company completed an initial public offering and listed its common stock on the New York Stock Exchange.

Basis of Presentation and Principles of Consolidation

The Company's fiscal year is a 52 or 53 week year that ends on the Saturday closest to January 31. The accompanying consolidated financial statements include the accounts of the Company for the 52-weeks ended January 28, 2012 ("fiscal year 2011"), the 52-weeks ended January 29, 2011 ("fiscal year 2010"), and the 52-weeks ended January 30, 2010 ("fiscal year 2009"). On a stand alone basis, without the consolidation of Lerner Holding and its subsidiaries, New York & Company, Inc. has no significant independent assets or operations. All significant intercompany balances and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

Revenue Recognition

Revenue from the sale of merchandise at the Company's stores is recognized at the time the customer takes possession of the related merchandise and the purchases are paid for, primarily with either cash or credit card. Revenue, including shipping fees billed to customers, from the sale of merchandise at the Company's eCommerce store is recognized when the merchandise is shipped to the customer and the purchases are paid for. Revenue for gift certificate and gift card sales and store credits is recognized at redemption. Prior to their redemption, gift certificates, gift cards and store credits are recorded as a liability. Discounts and promotional coupons offered to customers are accounted for as a reduction of sales revenue at the time the coupons are tendered by the customer. The Company presents sales taxes collected from customers on a net basis (excluded from revenues).

The Company issues gift cards which do not contain provisions for expiration or inactivity fees. The portion of the dollar value of gift cards that ultimately is not used by customers to make purchases is known as breakage. The Company recognizes gift card breakage as revenue as gift cards are redeemed over a two-year redemption period based on its historical gift card breakage rate. The

2. Summary of Significant Accounting Policies (Continued)

Company considers the likelihood of redemption remote beyond a two-year redemption period, at which point any unrecognized gift card breakage is recognized as revenue. The Company determined the redemption period and the gift card breakage rate based on its historical redemption patterns.

Reserve for Returns

The Company reserves for sales returns through reductions in sales and gross margin based upon historical merchandise returns experience and current sales levels.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on-hand, and all short-term investments with an original maturity of three months or less when purchased.

Inventories

Inventories are valued at the lower of average cost or market, on a weighted average cost basis, using the retail method.

Deferred Rent

The Company recognizes fixed minimum rent expense on non-cancelable leases on a straight-line basis over the term of each individual lease including the build-out period. The difference between recognized rental expense and amounts payable under the lease is recorded as a deferred lease liability. In addition, the Company recognizes landlord allowances as a deferred lease liability, which is amortized over the term of the related lease as a reduction to rent expense. For contingent rent expense based upon sales, the Company estimates annual contingent rent expense and recognizes a portion each month based on actual sales. At January 28, 2012 and January 29, 2011, the deferred lease liability was $57.1 million and $66.9 million, respectively, and is reported as deferred rent on the consolidated balance sheets.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for new properties and improvements are capitalized, while the cost of repair and maintenance is charged to expense. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the assets.

The estimated useful lives of property and equipment, for financial statement purposes, are as follows:

Depreciable Fixed Assets	Useful Life
Land	—
Store fixtures and equipment	3 - 10 years
Office furniture, fixtures, and equipment	3 - 10 years
Software	3 - 5 years
Leasehold improvements	Lesser of the useful life or the term of the lease

2. Summary of Significant Accounting Policies (Continued)

Cost of Goods Sold, Buying and Occupancy Costs

Cost of goods sold, buying and occupancy costs is comprised of direct inventory costs for merchandise sold, distribution costs, shipping costs, payroll and related costs for the Company's design, sourcing, production, merchandising, planning and allocation personnel, and store occupancy and related costs.

Share-Based Compensation

The Company accounts for all share-based payments in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification™ ("ASC") Topic 718, "Compensation—Stock Compensation" ("ASC 718"). ASC 718 requires that the cost resulting from all share-based payment transactions be treated as compensation and recognized in the consolidated financial statements.

Marketing

Marketing costs, which consist primarily of direct mail and point-of-sale ("POS") advertising costs, are expensed at the time the promotion is mailed or first appears in the store. For the following periods, marketing costs reported in selling, general, and administrative expenses on the consolidated statements of operations were as follows:

Fiscal Year	(Amounts in thousands)
2011	$26,587
2010	$27,569
2009	$30,200

At January 28, 2012 and January 29, 2011, marketing costs reported in prepaid expenses on the consolidated balance sheets amounted to $1.1 million and $0.9 million, respectively.

Pre-Opening Expenses

Costs, such as advertising and payroll costs, incurred prior to the opening of a new store are expensed as incurred.

Store Supplies

The initial inventory and subsequent shipments of supplies for new stores, including, but not limited to, hangers, signage, packaging and POS supplies, are expensed as incurred.

Deferred Financing Costs

Costs related to the issuance of debt are capitalized as other assets in the consolidated balance sheets and amortized as interest expense over the terms of the related debt. At January 28, 2012 and January 29, 2011, deferred financing costs were $0.5 million and $0.3 million, net of accumulated amortization of $1.8 million and $1.5 million, respectively.

2. Summary of Significant Accounting Policies (Continued)

Interest Expense

Interest expense, net of interest income, includes interest primarily related to the Company's revolving credit facility, long-term debt and amortization of deferred financing costs.

Impairment of Long-lived Assets

The Company evaluates the impairment of long-lived assets in accordance with ASC Topic 360, "Property, Plant and Equipment" ("ASC 360"). Long-lived assets are evaluated for recoverability in accordance with ASC 360 whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and eventual disposition and market data assumptions. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized.

Intangible Assets

The Company follows ASC Topic 350, "Intangibles—Goodwill and Other" ("ASC 350"), which prohibits the amortization of goodwill and intangible assets with indefinite lives. ASC 350 requires that these assets be reviewed for impairment at least annually, or more frequently if events or circumstances indicate that the asset may be impaired. An impairment charge is recognized for the amount, if any, by which the carrying value of an intangible asset exceeds its fair value. Intangible assets with finite lives are amortized over their estimated useful lives.

Income Taxes

Income taxes are calculated in accordance with ASC Topic 740, "Income Taxes" ("ASC 740"), which requires the use of the liability method. Deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Inherent in the measurement of deferred balances are certain judgments and interpretations of enacted tax laws and published guidance with respect to applicability to the Company's operations. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The provisions in ASC 740 related to accounting for uncertain tax positions prescribe a comprehensive model of how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. Under these provisions, the Company recognizes a tax benefit when a tax position is more-likely-than-not to be sustained upon examination, based solely on its technical merits. The Company measures the recognized tax benefit as the largest amount of tax benefit that has greater than a 50% likelihood of being realized upon the ultimate settlement with a taxing authority. The Company reverses a previously recognized tax benefit if it determines that the tax position no longer meets the more-likely-than-not threshold of being sustained. The Company accrues interest and penalties related to unrecognized tax benefits in income tax expense.

2. Summary of Significant Accounting Policies (Continued)

Comprehensive Income (Loss)

Comprehensive income (loss) is calculated in accordance with ASC Topic 220, "Comprehensive Income." Comprehensive income (loss) includes net income (loss) and other comprehensive income (loss). For fiscal year 2011, other comprehensive loss consisted of a minimum pension liability adjustment of $0.4 million, net of a $0.3 million tax benefit which was offset by a corresponding adjustment to the valuation allowance against deferred tax assets. For fiscal year 2010, other comprehensive loss consisted of a minimum pension liability adjustment of $0.2 million, net of a $0.2 million tax benefit which was offset by a corresponding adjustment to the valuation allowance against deferred tax assets. For fiscal year 2009, other comprehensive income consisted of a minimum pension liability adjustment of $0.4 million, net of taxes of $0.3 million. Accumulated other comprehensive loss is reported separately in the consolidated statement of stockholders' equity.

Earnings (Loss) Per Share

Basic (loss) earnings per share are computed by dividing net (loss) income by the weighted average number of shares of common stock outstanding for the period. Except when the effect would be anti-dilutive at the continuing operations level, diluted (loss) earnings per share are calculated based on the weighted average number of outstanding shares of common stock plus the dilutive effect of share-based awards (stock options, stock appreciation rights, unvested restricted stock and performance awards) calculated under the treasury stock method. A reconciliation between basic and diluted earnings (loss) per share is as follows:

	Fiscal Year 2011	Fiscal Year 2010	Fiscal Year 2009
	(Amounts in thousands, except per share amounts)		
Loss from continuing operations	$(38,937)	$(76,542)	$(13,484)
Income from discontinued operations, net of taxes	—	81	3
Net loss	$(38,937)	$(76,461)	$(13,481)
Basic loss per share			
Weighted average shares outstanding:			
Basic shares of common stock	60,824	59,443	59,457
Basic loss per share from continuing operations	$ (0.64)	$ (1.29)	$ (0.23)
Basic earnings per share from discontinued operations	—	—	—
Basic loss per share	$ (0.64)	$ (1.29)	$ (0.23)
Diluted loss per share			
Weighted average shares outstanding:			
Basic shares of common stock	60,824	59,443	59,457
Plus impact of share-based awards	—	—	—
Diluted shares of common stock	60,824	59,443	59,457
Diluted loss per share from continuing operations	$ (0.64)	$ (1.29)	$ (0.23)
Diluted earnings per share from discontinued operations	—	—	—
Diluted loss per share	$ (0.64)	$ (1.29)	$ (0.23)

2. Summary of Significant Accounting Policies (Continued)

The calculation of diluted loss per share from continuing operations for fiscal year 2011, fiscal year 2010, and fiscal year 2009 excludes 3,893,549 potential shares, 4,580,058 potential shares and 3,455,773 potential shares, respectively, due to their antidilutive effect.

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in GAAP and IFRSs" ("ASU 2011-04"), which amends ASC Topic 820, "Fair Value Measurements and Disclosures" ("ASC 820"). The updated guidance amends U.S. generally accepted accounting principles ("GAAP") to create more commonality with International Financial Reporting Standards ("IFRS") by changing some of the wording used to describe requirements for measuring fair value and for disclosing information about fair value measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and will be applied prospectively. Early application by public entities is not permitted. The Company does not anticipate that the adoption of ASU 2011-04 will have a material impact on its financial position and results of operations.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, "Presentation of Comprehensive Income" ("ASU 2011-05"), which amends FASB ASC Topic 220, "Comprehensive Income." The objective of ASU 2011-05 is to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The amendments in this standard eliminate the option to present components of other comprehensive income as part of the statement of stockholders' equity. The amendments in this standard require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. ASU 2011-05 is effective for interim and annual periods beginning after December 15, 2011 and will be applied retrospectively. Early adoption is permitted, because compliance with the amendments is already permitted. The Company has not early adopted nor does it expect the adoption of ASU 2011-05 to have a material impact on its financial position and results of operations.

3. Fair Value Measurements

ASC 820 establishes a common definition for fair value to be applied to GAAP guidance requiring the use of fair value, establishes a framework for measuring fair value, and expands the disclosure about such fair value measurements. ASC 820 establishes a three-level fair value hierarchy that requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1: Observable inputs such as quoted prices in active markets;
- Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs in which there is little or no market data and require the reporting entity to develop its own assumptions.

3. Fair Value Measurements (Continued)

The Company's financial instruments consist of cash and cash equivalents, short-term trade receivables, accounts payable and long-term debt. The carrying values on the balance sheet for cash and cash equivalents, short-term trade receivables and accounts payable approximate their fair values due to the short-term maturities of such items. At January 29, 2011, the carrying amount of the Company's long-term debt approximated its fair value due to the variable interest rate it carried, and as such it is classified within level 2 of the fair value hierarchy.

In accordance with the provisions of ASC 360, during fiscal year 2011 certain long-lived store assets held and used with a carrying value of $3.1 million were written down to their fair value, resulting in pre-tax non-cash impairment charges totaling $3.1 million that are reported in "Selling, general and administrative expenses" on the Company's consolidated statements of operation. During the second quarter of fiscal year 2010, certain long-lived store assets held and used with a carrying value of $24.3 million were written down to their fair value of $8.0 million, resulting in a pre-tax non-cash impairment charge of $16.3 million, of which $15.2 million relates to underperforming New York & Company stores and is reported in "Selling, general and administrative expenses" and $1.1 million relates to a test accessories concept the Company exited and is reported in "Restructuring charges" on the Company's consolidated statements of operations. The Company classifies these store assets within level 3 of the fair value hierarchy. The Company evaluates long-lived assets for recoverability in accordance with ASC 360 whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flow expected to result from the use of the asset and eventual disposition and market data assumptions. If the sum of the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized.

4. Restructuring

On January 8, 2009, the Company announced the launch of a multi-year restructuring and cost reduction program that is expected to generate approximately $175 million in pre-tax savings over a five-year period. This program is designed to streamline the Company's organization by reducing costs and eliminating underperforming assets while enhancing efficiency and profitability.

The key components of the restructuring and cost reduction program include:

- Strategic staff downsizing initiated in January 2009, which resulted in a permanent reduction of approximately 12% of the Company's field management at that time and an approximate 10% reduction of corporate office professionals;

- The optimization of the Company's store portfolio, including the closure of 40 to 50 underperforming stores over a five-year period; and

- A broad-based cost reduction effort across all aspects of the Company's business.

In total, the Company recorded pre-tax restructuring charges of $24.5 million during the fourth quarter of fiscal year 2008, which includes a non-cash charge of $22.9 million related to the impairment

4. Restructuring (Continued)

of store assets and a $1.7 million cash charge related primarily to severance and other costs necessary to implement the restructuring and cost reduction program. During fiscal year 2009, the Company recorded additional pre-tax restructuring charges totaling $2.4 million, which includes a non-cash charge of $1.2 million related to the impairment of store assets and $1.2 million of cash charges related to severance.

During fiscal year 2010, the Company exited an underperforming test accessories concept consisting of five stores. In connection with the exit of this concept, the Company recorded pre-tax restructuring charges totaling $2.1 million, which consist of non-cash charges of $1.1 million related to the impairment of store assets, $0.8 million related to the write-off of inventory and $0.2 million related primarily to lease exit and severance costs. The asset impairment charges, lease exit costs, and severance costs totaling $1.3 million are reported in "Restructuring charges" and the inventory write-off of $0.8 million is reported in "Cost of goods sold, buying and occupancy costs" on the Company's consolidated statements of operations.

As of January 29, 2011, all severance liabilities related to the restructuring program had been substantially paid. Since the inception of the Company's restructuring activities in January 2009, it has paid $2.7 million in total for the severance liabilities described above.

5. Significant Risks and Uncertainties

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to inventories, long-lived assets, intangible assets, and income taxes. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

Concentration of Risk

The Company is subject to concentration of credit risk relating to cash, primarily store depository accounts, which are maintained with major financial institutions. The Company monitors the relative credit standing of these financial institutions and other entities and limits the amount of credit exposure with any one entity. The Company also monitors the creditworthiness of the entities to which it grants credit terms in the normal course of business.

The Company utilizes three major apparel vendors, which together represented approximately 70% of the Company's merchandise purchases during fiscal year 2011. The Company's largest country sources are China, Vietnam and Indonesia, which represented approximately 90% of purchases in fiscal year 2011. No individual factory represented more than approximately 4% of the Company's merchandise purchases during fiscal year 2011.

5. Significant Risks and Uncertainties (Continued)

Economic Uncertainty

Current economic conditions could negatively affect consumer purchases of the Company's merchandise and adversely impact the Company's business, financial condition and results of operations. In addition, the current economic conditions could negatively impact the Company's merchandise vendors and their ability to deliver products, which may also adversely impact the Company's business, financial condition and results of operations.

6. Proprietary Credit Card

The Company has a credit card processing agreement with a third party (the "administration company"), which provides the services of the Company's proprietary credit card program. The Company allows payments on this credit card to be made at its stores as a service to its customers. The administration company owns the credit card accounts, with no recourse from the Company. The Company's receivable due from the administration company at any time represents the standard processing time of approximately three days. The amount due at both January 28, 2012 and January 29, 2011 was $1.2 million. The Company does not have any off-balance sheet arrangements with credit exposure.

7. Intangible Assets

ASC 350 prohibits the amortization of goodwill and intangible assets with indefinite lives. The Company's intangible assets relate to the New York & Company trademarks, which were initially valued at $14.8 million. The trademarks were initially valued using the "relief from royalty method" and were determined to have indefinite lives by an independent appraiser.

The Company tests for impairment of intangible assets at least annually in the fourth quarter, or more frequently if events or circumstances indicate that the asset may be impaired. The impairment test for intangible assets not subject to amortization is determined in accordance with ASC 350 and consists of a comparison of the fair value of the intangible asset with its carrying value. The Company estimates the fair value of intangible assets not subject to amortization, specifically trademarks, based on an income approach using the "relief from royalty method." This method is based on the theory that the owner of the trademark is relieved of paying a royalty or license fee for the use of the trademark. This approach is dependent on a number of factors, including estimates of future growth and trends, royalty rates in the category of intellectual property, discount rates and other variables. The "relief from royalty method" involves two steps: (i) estimation of reasonable royalty rates for the trademarks and (ii) the application of these royalty rates to a net sales stream and discounting the resulting cash flows to determine a value. The calculated cost savings ("relief from royalty" payment) associated with the trademarks is determined by multiplying the selected royalty rate by the forecasted net sales stream. The cash flows are then discounted to present values using the selected discount rate and compared to the carrying value of the asset. The Company bases its fair value estimates on assumptions it believes to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

7. Intangible Assets (Continued)

The Company's fiscal year 2011, fiscal year 2010 and fiscal year 2009 impairment tests resulted in a fair value that significantly exceeded the carrying amount of the Company's trademarks. The Company performed a sensitivity analysis on the key assumptions used in the trademark impairment analysis and has determined that a significant, negative change in the assumptions would not impact the Company's conclusion that no impairment was required.

8. Property and Equipment

Property and equipment at January 28, 2012 and January 29, 2011 consist of the following:

	January 28, 2012	January 29, 2011
	(Amounts in thousands)	
Land	$ 117	$ 117
Store fixtures and equipment	161,538	163,487
Office furniture, fixtures, and equipment	17,408	15,474
Leasehold improvements	175,563	180,779
Software	33,271	30,748
Construction in progress	2,154	3,744
Total	390,051	394,349
Less accumulated depreciation	274,771	249,788
Property and equipment, net	$115,280	$144,561

Depreciation expense amounted to $38.4 million, $41.0 million and $42.2 million for fiscal year 2011, fiscal year 2010 and fiscal year 2009, respectively.

During the second quarter and fourth quarter of fiscal year 2011, the Company recorded non-cash impairment charges of $0.9 million and $2.2 million, respectively, related to store assets, which are reported in "Selling, general and administrative expenses" on the Company's consolidated statement of operations. During the second quarter of fiscal year 2010, the Company recorded a non-cash impairment charge of $16.3 million, of which $15.2 million relates to underperforming New York & Company stores and is reported in "Selling, general and administrative expenses" and $1.1 million relates to a test accessories concept the Company exited and is reported in "Restructuring charges" on the Company's consolidated statements of operations. During the fourth quarter of fiscal year 2009, the Company recorded non-cash charges related to the impairment of store assets in connection with its restructuring and cost reduction program of $1.2 million, which is reported in "Restructuring charges" on the Company's consolidated statements of operations.

9. Commitments and Contingencies

The Company leases retail business locations, office and warehouse facilities, copier equipment and automotive equipment under various non-cancelable operating leases expiring in various years through 2022. Leases on retail business locations typically specify minimum rentals plus common area

9. Commitments and Contingencies (Continued)

maintenance ("CAM") charges, real estate taxes, other landlord charges and possible additional rentals based upon percentages of sales. Most of the retail business location leases have an original term of 10 years and some provide renewal options at rates specified in the leases.

A summary of rent expense is as follows:

	Fiscal Year 2011	Fiscal Year 2010	Fiscal Year 2009
	(Amounts in thousands)		
Fixed minimum rentals	$ 90,123	$ 95,741	$ 99,129
Contingent rentals	6,961	8,130	7,552
Total store rentals	97,084	103,871	106,681
Office space rentals	5,400	5,397	5,413
Equipment rentals	1,064	1,131	1,100
Total rental expense	$103,548	$110,399	$113,194
Sublease rental income	$ 277	$ 486	$ 521

As of January 28, 2012 the aggregate minimum rent commitments under non-cancelable operating leases are as follows:

Fiscal Year	Fixed Minimum Rent	Sublease Rental Income
	(Amounts in thousands)	
2012	$107,784	$49
2013	101,351	4
2014	94,299	—
2015	76,029	—
2016	53,125	—
Thereafter	67,599	—
Total	$500,187	$53

The minimum lease payments above do not include CAM charges, real estate taxes or other landlord charges, which are also required contractual obligations under the Company's store and office operating leases. In many of the Company's leases, CAM charges are not fixed and can fluctuate from year to year. During fiscal year 2011, CAM charges and real estate taxes were $60.0 million and other landlord charges were $4.6 million.

As of January 28, 2012, the Company had open purchase commitments for merchandise and store construction totaling approximately $77.7 million and $6.1 million, respectively.

9. Commitments and Contingencies (Continued)

Legal Proceedings

There are various claims, lawsuits and pending actions against the Company arising in the normal course of the Company's business. It is the opinion of management that the ultimate resolution of these matters will not have a material effect on the Company's financial condition, results of operations or cash flows.

10. Employee Benefit Plans

Savings and Retirement Plan

The Company contributes to a defined contribution savings and retirement plan (the "SARP") qualifying under section 401(k) of the Internal Revenue Code. Participation in the SARP is available to all associates, if not covered by the pension plan discussed below, who have completed 1,000 or more hours of service with the Company during certain twelve-month periods and have attained the age of 21. Participants are able to contribute up to 100% of their pay to the SARP, subject to Internal Revenue Service ("IRS") limits. The Company matches 100% of the employee's contribution up to a maximum of 4% of the employee's eligible pay. The Company match is immediately vested.

The Company's costs under this plan were as follows:

Fiscal Year	(Amounts in thousands)
2011	$1,885
2010	$1,293
2009	$2,001

Pension Plan

The Company sponsors a single employer defined benefit pension plan ("plan") covering substantially all union employees. Employees covered by collective bargaining agreements are primarily non-management store associates, representing approximately 8% of the Company's workforce at January 28, 2012. The plan provides retirement benefits for union employees who have attained the age of 21 and complete 1,000 or more hours of service in any calendar year following the date of employment. The plan provides benefits based on length of service. The Company's funding policy for the pension plan is to contribute annually the amount necessary to provide for benefits based on accrued service and to contribute at least the minimum required by ERISA rules. The Company anticipates contributing approximately $0.9 million to the plan during fiscal year 2012. The Company's pension plan weighted average asset allocation, by asset category, is as follows:

Asset Category	Fiscal Year 2011	Fiscal Year 2010
Equity securities	65%	63%
Fixed income	33%	36%
Cash and cash equivalents	2%	1%

The Company's investment policy generally targets 60% to 65% in equity securities and 35% to 40% in fixed income.

10. Employee Benefit Plans (Continued)

The fair values of the pension plan assets at January 28, 2012, utilizing the fair value hierarchy in accordance with ASC 820, is as follows:

	January 28, 2012	Fair Value Measurements Using: Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(Amounts in thousands)		
Equity securities:				
U.S. common stocks	$3,279	$3,279	$ —	$—
International common stocks	668	668	—	—
Fixed income securities:				
U.S. treasuries / government bonds	717	—	717	—
U.S. corporate bonds	996	—	996	—
U.S. mortgage-backed securities	266	—	266	—
Cash and cash equivalents:				
Cash equivalents	139	—	139	—
Total	$6,065	$3,947	$2,118	$—

The fair values of the pension plan assets at January 29, 2011, utilizing the fair value hierarchy in accordance with ASC 820, is as follows:

	January 29, 2011	Fair Value Measurements Using: Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(Amounts in thousands)		
Equity securities:				
U.S. common stocks	$2,986	$2,984	$ 2	$—
International common stocks	968	967	1	—
Fixed income securities:				
U.S. treasuries / government bonds	1,124	—	1,124	—
U.S. corporate bonds	876	—	876	—
U.S. mortgage-backed securities	262	—	262	—
Cash and cash equivalents:				
Cash equivalents	67	—	67	—
Total	$6,283	$3,951	$2,332	$—

In consideration of the fund's investment goals, demographics, time horizon available for investment and the overall risk tolerance of the board of trustees (consisting of two union trustees and two employer trustees) a long-term investment objective of long-term income and growth has been adopted for the fund's assets. This is a risk-averse balanced approach that seeks long-term growth in capital along with significant current income.

10. Employee Benefit Plans (Continued)

The following weighted average assumptions were used to determine benefit obligations:

	Fiscal Year 2011	Fiscal Year 2010
Discount rate	4.50%	5.20%

The following weighted average assumptions were used to determine net periodic benefit cost:

	Fiscal Year 2011	Fiscal Year 2010	Fiscal Year 2009
Discount rate	5.20%	5.50%	6.50%
Long-term rate of return on assets	8.00%	8.00%	8.00%

The measurement dates for fiscal year 2011 and fiscal year 2010 are January 28, 2012 and January 29, 2011, respectively, for the determination of benefit obligations. The following table provides information for the pension plan:

	Fiscal Year 2011	Fiscal Year 2010
	(Amounts in thousands)	
Change in benefit obligation:		
Benefit obligation, beginning of period	$ 9,660	$ 9,282
Service cost	339	334
Interest	454	505
Actuarial loss	257	355
Benefits paid	(772)	(816)
Amendments	(233)	—
Benefit obligation, end of period	$ 9,705	$ 9,660
Change in plan assets:		
Fair value of plan assets, beginning of period	$ 6,283	$ 5,945
Actual return on plan assets	(312)	318
Benefits paid	(772)	(816)
Employer contributions	866	836
Fair value of plan assets, end of period	$ 6,065	$ 6,283
Funded status	$(3,640)	$(3,377)
Unrecognized net actuarial loss	3,902	3,186
Net amount recognized	$ 262	$ (191)
Amounts recognized in the consolidated balance sheets:		
Accrued pension liability	$(3,640)	$(3,377)
Accumulated other comprehensive loss	3,902	3,186
Net amount recognized	$ 262	$ (191)

10. Employee Benefit Plans (Continued)

At January 28, 2012 and January 29, 2011, the Company reported a minimum pension liability of $3.6 million and $3.4 million, respectively, due to the underfunded status of the plan. The minimum pension liability is reported in "Other liabilities" on the consolidated balance sheets. Included in accumulated other comprehensive loss at January 28, 2012 is a net loss of $0.2 million that is expected to be recognized in net periodic benefit cost during fiscal year 2012.

Net periodic benefit cost includes the following components:

	Fiscal Year 2011	Fiscal Year 2010	Fiscal Year 2009
	(Amounts in thousands)		
Service cost	$ 339	$ 334	$ 267
Interest cost	454	505	554
Expected return on plan assets	(499)	(480)	(412)
Amortization of unrecognized losses	131	126	146
Amortization of prior service credit	(15)	—	—
Net periodic benefit cost	$ 410	$ 485	$ 555

The following schedule shows the expected benefit payments over the next 10 years:

Fiscal Year	(Amounts in thousands)
2012	$ 870
2013	844
2014	809
2015	785
2016	757
2017-2021	3,274
Total	$7,339

11. Share-Based Compensation

2006 Amended and Restated Long-Term Incentive Plan. The Company's board of directors and stockholders approved the 2006 Long-Term Incentive Plan (the "2006 Plan") on May 3, 2006, and June 21, 2006, respectively. On June 22, 2011, the Company's stockholders approved, among other matters, an amendment to the 2006 Plan to increase the number of shares reserved for issuance by 4,000,000 shares. The aggregate number of shares of the Company's common stock that may now be issued under the New York & Company, Inc. Amended and Restated 2006 Long-Term Incentive Plan (the "Amended and Restated 2006 Plan") is 8,668,496 shares, and the maximum number of shares which may be used for awards other than stock options or stock appreciation rights ("SARs") is 3,750,000 shares. These shares may be in whole or in part authorized and unissued or held by the Company as treasury shares.

Amended and Restated 2002 Stock Option Plan. The Company originally adopted the 2002 Stock Option Plan on November 27, 2002 and approved the Amended and Restated 2002 Stock Option Plan

11. Share-Based Compensation (Continued)

(the "2002 Plan") to become effective on October 13, 2004. The 2002 Plan provides for the grant of either incentive stock options or non-qualified stock options. The shares to be issued upon the exercise of the options may be in whole or in part authorized and unissued shares or held by the Company as treasury shares. Upon stockholder approval of the 2006 Plan, the 2002 Plan ceased to be available for the grants of new incentive awards, other than awards granted wholly from shares returned to the 2002 Plan by forfeiture or expiration after May 5, 2006; all other new incentive awards are to be granted under the Amended and Restated 2006 Plan. There are options to purchase 767,752 shares of the Company's common stock that have been or will be subject to forfeiture or expiration under the 2002 Plan at January 28, 2012 and therefore are potentially available for issuance under the 2002 Plan.

Under both the 2002 Plan and the Amended and Restated 2006 Plan (together, referred to herein as the "Plans"), the Company is able to grant share-based awards to its executives, consultants, directors, or other key employees. Options and SARs generally have a maximum term of up to 10 years. Upon grant of share-based awards, the compensation committee of the Company's board of directors will determine the exercise price, if applicable, and term of any award at its discretion. The exercise price of an incentive stock option and a SAR; however, may not be less than 100% of the fair market value of a share of common stock on the date of grant. The exercise price of an incentive stock option awarded to a person who owns stock constituting more than 10% of the total combined voting power of all classes of stock of the Company may not be less than 110% of the fair market value on such date and the option must be exercised within five years of the date of grant. The aggregate fair market value of common stock for which an incentive stock option is exercisable for the first time during any calendar year, under all equity incentive plans of the Company, may not exceed $0.1 million. Upon the exercise of a SAR, a participant will receive a number of shares of the Company's common stock equal in value to the excess of the fair market value of a share of common stock over the exercise price per share, multiplied by the number of shares in respect of which the SAR is exercised. Vesting provisions for all share-based awards granted under the Plans are determined by the compensation committee of the Company's board of directors at the date of grant; however, subject to certain restrictions, all outstanding share-based awards may vest upon a sale of the Company. Shares that are not currently outstanding under the Plans and are available for issuance at January 28, 2012 amounted to 4,295,116.

Subsequent to receiving stockholder approval on June 29, 2009, the Company completed a value-for-value stock option exchange program on June 29, 2009. The stock option exchange program was open to associates of the Company, excluding the Chief Executive Officer, who held stock options with an exercise price greater than or equal to $12.43 per share. The program was not available to any former associates or members of the Company's board of directors. Pursuant to the stock option exchange program, 684,435 eligible stock options were canceled and replaced with 454,687 replacement stock options at an exercise price equal to the Company's closing stock price on the new option grant date (June 29, 2009), which was $3.28. The exchange ratio was calculated such that the value of the replacement options would equal the value of the canceled options, determined in accordance with the Black-Scholes option valuation model, with no incremental cost incurred by the Company. The replacement options have the same vesting schedule as the tendered eligible options, except that the vesting schedule for any options that were already vested on June 29, 2009 or that would have vest within two years of June 29, 2009 was reset such that those options will vest upon the two-year anniversary of the new option grant date, so long as the eligible option holder continues to provide

11. Share-Based Compensation (Continued)

services to the Company during the two-year period. The other terms and conditions of each replacement option grant are substantially similar to those of the surrendered options it replaced. Each replacement option was granted under the Amended and Restated 2006 Plan.

A summary of the Company's stock options and SARs outstanding as of January 28, 2012 and activity for fiscal year 2011 is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
	(Amounts in thousands)			(Amounts in thousands)
Outstanding, beginning of period	4,910	$3.15		
Granted	1,002	5.65		
Exercised	(1,419)	1.55		
Forfeited	(473)	5.17		
Expired	(127)	8.77		
Outstanding, end of period(1)	3,893	$3.95	7.1	$1,505
Exercisable, end of period	1,464	$2.91	4.7	$1,395

(1) There were 1,503,089 stock options and 2,390,000 SARs outstanding as of January 28, 2012, of which 1,176,215 stock options and 287,500 SARs were vested. The non-vested stock options and SARs outstanding at January 28, 2012 vest subject to the passage of time through fiscal year 2015.

Aggregate intrinsic value for both outstanding and exercisable options and SARs, in the table above, represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of fiscal year 2011 and the exercise price, multiplied by the number of in-the-money options and SARs) that would have been received by the option and SAR holders had all option and SAR holders exercised their options and SARs on January 28, 2012. This amount changes based on the fair market value of the Company's common stock. Total intrinsic value of options exercised for fiscal year 2011, fiscal year 2010 and fiscal year 2009 (based on the difference between the Company's stock price on the respective exercise date and the respective exercise price, multiplied by the number of respective options exercised) was $7.6 million, $0.6 million and $0.8 million, respectively.

In accordance with ASC 718, for compensation expense purposes, the fair value of each option and SAR granted is estimated on the date granted using the Black-Scholes option-pricing model for all employees and non-employee board members. The weighted average fair value for options and SARs granted during fiscal year 2011, fiscal year 2010 and fiscal year 2009 was $3.62, $2.54 and $2.03, respectively. The total fair value of stock options, SARs and restricted stock vested during fiscal year 2011, fiscal year 2010 and fiscal year 2009 was $1.7 million, $0.8 million and $1.7 million, respectively.

11. Share-Based Compensation (Continued)

The following weighted average assumptions were used to value stock options and SARs:

	Fiscal Year 2011	Fiscal Year 2010	Fiscal Year 2009
Expected volatility	84.1%	79.5%	77.3%
Expected life	4.5 years	4.6 years	4.5 years
Risk-free interest rate	1.89%	2.08%	2.14%
Expected dividend yield	—%	—%	—%

The risk-free interest rate used to value stock options and SARs is based on the U.S. Treasury yield curve in effect at the time of grant with maturity dates that coincide with the expected life of the options and SARs. The expected life represents the weighted average period the stock options and SARs are expected to remain outstanding and, with the exception of stock options subject to the Company's June 2009 stock option exchange program, is based primarily on industry averages due to the Company's limited historical data for employee exercises. Due to the unique nature of stock option exchange programs and the terms of the subject awards, the expected life of the stock options subject to the Company's stock option exchange program was calculated using the "simplified method," which is based on the midpoint between the vesting date and the contractual term of the stock option. The Company's assumption for volatility is based on its historical volatility calculated on the grant date of an award for a period of time that coincides with the expected life of the options.

The following table summarizes the restricted stock awards outstanding at January 28, 2012 and activity for fiscal year 2011:

	Shares	Weighted Average Grant Date Fair Value
	(Amounts in thousands)	
Nonvested at January 29, 2011	634	$3.84
Granted	681	4.99
Vested	(267)	2.67
Forfeited	(230)	4.72
Nonvested at January 28, 2012	818	$4.93

The fair value of restricted stock is based on the closing stock price of an unrestricted share of the Company's common stock on the grant date. The non-vested shares outstanding at January 28, 2012 include 618,000 shares that vest subject to the passage of time through fiscal year 2015, and 200,000 shares of performance-based restricted stock awarded to Gregory J. Scott in connection with his promotion to chief executive officer. The performance-based restricted stock vests on the third anniversary of the grant date (February 15, 2011), subject to the Company achieving minimum, target and maximum three-year cumulative operating income levels. The minimum threshold and maximum goal are 80% and 110%, respectively, of the operating income target. If operating income falls below the minimum threshold, all of the restricted shares will be forfeited. If the operating income achieved is between the minimum threshold and the target goal, Mr. Scott will receive between 20,000 and 100,000 shares of common stock. If the operating income achieved is between the target and maximum goals, Mr. Scott will receive between 100,000 and 200,000 shares of common stock.

11. Share-Based Compensation (Continued)

Total share-based compensation expense attributable to all share-based awards granted since the inception of the Plans was $3.7 million, $2.5 million and $1.8 million in fiscal year 2011, fiscal year 2010 and fiscal year 2009, respectively. The Company recognizes share-based compensation expense in the consolidated statements of operations over the requisite service period for each share-based payment award. The Company recognized a tax benefit in the consolidated statements of operations related to share-based compensation expense of $1.5 million, $1.0 million and $0.7 million in fiscal year 2011, fiscal year 2010 and fiscal year 2009, respectively. The tax benefit recognized in the fiscal year 2011 and fiscal year 2010 consolidated statements of operations was offset by corresponding adjustments to the valuation allowance against deferred tax assets. In addition, as a result of the deferred tax valuation allowance, the Company did not recognize an excess benefit related to the exercise of options during fiscal year 2011 and fiscal year 2010. For further information related to the deferred tax valuation allowance, please refer to Note 14, "Income Taxes" in these Notes to Consolidated Financial Statements. Unamortized share-based compensation expense at January 28, 2012 was $7.4 million and will be recognized in the consolidated statements of operations over a weighted average period of 1.9 years.

12. Accrued Expenses

Accrued expenses consist of the following:

	January 28, 2012	January 29, 2011
	(Amounts in thousands)	
Gift cards and certificates	$17,039	$17,861
Compensation and benefits	5,873	14,508
Other taxes	7,018	8,012
Construction in progress	870	1,797
Occupancy and related	3,567	2,565
Insurance	4,554	4,408
Other accrued expenses	16,225	14,921
Total accrued expenses	$55,146	$64,072

13. Long-Term Debt and Credit Facilities

On August 10, 2011, Lerner New York, Inc., Lernco, Inc. and Lerner New York Outlet, Inc., wholly-owned indirect subsidiaries of New York & Company, Inc., entered into a Third Amended and Restated Loan and Security Agreement (the "Loan Agreement") with Wells Fargo Bank, N.A., as Agent and sole lender. The obligations under the Loan Agreement are guaranteed by New York & Company, Inc. and its other subsidiaries. The Loan Agreement amended and restated the Second Amended and Restated Loan and Security Agreement (the "Existing Agreement"), dated August 22, 2007, among Lerner New York, Inc., Lernco, Inc., and Lerner New York Outlet, Inc. (as successor-in-interest to Jasmine Company, Inc.) as borrowers, together with the Agent and the lenders party thereto, as amended. The Existing Agreement was scheduled to mature on March 17, 2012. Concurrent with the closing of the Loan Agreement, the Company repaid in full the $4.5 million outstanding balance on the term loan under the Existing Agreement and wrote off $0.1 million of unamortized deferred financing costs related to the Existing Agreement.

13. Long-Term Debt and Credit Facilities (Continued)

The Loan Agreement provides the Company with up to $100 million of credit, consisting of a $75 million revolving credit facility (which includes a subfacility for issuance of letters of credit up to $45 million) with a fully committed accordion option that allows the Company to increase the revolving credit facility to a maximum of $100 million or decrease it to a minimum of $60 million, subject to certain restrictions. Furthermore, the Loan Agreement provides for, but is not limited to: (i) an extension of the term of the credit facility to August 10, 2016, (ii) a modest increase in interest rates and certain fees as described in greater detail below, and (iii) a reduction in financial covenants. Under the Loan Agreement, the Company is currently subject to a Minimum Excess Availability (as defined in the Loan Agreement) covenant of $7.5 million. The Company's credit facility contains other covenants, including restrictions on the Company's ability to pay dividends on its common stock; to incur additional indebtedness; and to prepay, redeem, defease or purchase other debt. Subject to such restrictions, the Company may incur more debt for working capital, capital expenditures, stock repurchases, acquisitions and for other purposes.

Under the terms of the Loan Agreement, the revolving loans under the credit facility bear interest, at the Company's option, either at a floating rate equal to the Eurodollar rate plus a margin of between 1.75% and 2.00% per year for Eurodollar rate loans or a floating rate equal to the Prime rate plus a margin of between 0.75% and 1.00% per year for Prime rate loans, depending upon the Company's Average Compliance Excess Availability (as defined in the Loan Agreement). The Company pays the lender under the revolving credit facility a monthly fee on outstanding commercial letters of credit at a rate of between 0.875% and 1.00% per year and on standby letters of credit at a rate of between 1.75% and 2.00% per year, depending upon the Company's Average Compliance Excess Availability, plus a monthly fee on a proportion of the unused commitments under the revolving credit facility at a rate of 0.375% per year.

The maximum borrowing availability under the Company's revolving credit facility is determined by a monthly borrowing base calculation that is based on the application of specified advance rates against inventory and certain other eligible assets. As of January 28, 2012, the Company had availability under its revolving credit facility of $36.6 million, net of letters of credit outstanding of $7.2 million, as compared to availability of $46.3 million, net of letters of credit outstanding of $7.2 million, as of January 29, 2011.

The lender has been granted a pledge of the common stock of Lerner Holding and certain of its subsidiaries, and a first priority security interest in substantially all other tangible and intangible assets of New York & Company, Inc. and its subsidiaries, as collateral for the Company's obligations under the credit facility. In addition, New York & Company, Inc. and certain of its subsidiaries have fully and unconditionally guaranteed the credit facility, and such guarantees are joint and several.

The carrying amounts and fair values of debt as of January 28, 2012 and January 29, 2011, are as follows:

	January 28, 2012		January 29, 2011	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(Amounts in thousands)			
Term loan, fully repaid	$—	$—	$ 7,500	$ 7,500
Less: current portion	—	—	(7,500)	(7,500)
Total long-term debt, net of current	$—	$—	$ —	$ —

14. Income Taxes

Income taxes for continuing operations consist of:

	Fiscal Year 2011	Fiscal Year 2010	Fiscal Year 2009
	(Amounts in thousands)		
Federal:			
Current	$2,280	$(5,423)	$ (7,013)
Deferred	43	14,307	(1,315)
State and Local:			
Current	394	(2,973)	1,058
Deferred	11	3,555	(3,927)
	$2,728	$ 9,466	$(11,197)

The approximate tax effect of items giving rise to the net deferred income tax assets recognized in the Company's consolidated balance sheets is as follows:

	January 28, 2012	January 29, 2011
	(Amounts in thousands)	
Accrued expenses	$ 12,600	$ 14,356
Fixed assets and intangible assets	10,767	7,122
Inventory	97	92
Other assets	13,334	8,946
Net operating loss	29,065	17,039
Prepaid costs	(7,497)	(7,520)
Total deferred tax assets	58,366	40,035
Valuation allowance	(58,366)	(40,035)
Net deferred tax assets	$ —	$ —

During the second quarter of fiscal year 2010, the Company concluded that a full valuation allowance against the Company's deferred tax assets was necessary in order to reflect the Company's assessment of its ability to realize the benefits of those deferred tax assets. The Company made this determination after weighing both negative and positive evidence in accordance with ASC 740, which requires that deferred tax assets be reduced by a valuation allowance if, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in a future period. The evidence weighed included a historical three-year cumulative loss related to earnings before taxes in addition to an assessment of sources of taxable income, availability of tax planning strategies, and future projections of earnings. The Company will continue to maintain a valuation allowance against its deferred tax assets until the Company believes it is more likely than not that these assets will be realized in the future. If sufficient positive evidence arises in the future indicating that all or a portion of the deferred tax assets meet the more-likely-than-not standard under ASC 740, the valuation allowance would be reversed accordingly in the period that such determination is made.

14. Income Taxes (Continued)

As of January 28, 2012, the Company had $186.3 million of state net operating loss carryforwards in various states and $61.3 million of federal net operating loss carryforwards.

The state net operating loss carryforwards are reported on a pre-apportioned basis that applies to various states with varying tax laws and expiration dates. Below is a summary of the Company's loss carryforwards and when they expire:

Tax Year Ended	State NOL Carryover (Amounts in thousands)	The Earliest Expiration Starts at the Beginning of Fiscal Year	Years Remaining
2/3/2007	$ 5,146	FY2012	0 to 15
2/2/2008	50,698	FY2013	1 to 16
1/31/2009	32,434	FY2014	2 to 17
1/30/2010	30,264	FY2015	3 to 18
1/29/2011	47,617	FY2016	4 to 19
1/28/2012	20,094	FY2017	5 to 20
	$186,253		

Tax Year Ended	Federal NOL Carryover (Amounts in thousands)	The Earliest Expiration Starts at the Beginning of Fiscal Year	Years Remaining
1/29/2011	$41,157	FY2031	19
1/28/2012	20,094	FY2032	20
	$61,251		

A reconciliation of the statutory federal income tax expense for continuing operations is as follows:

	Fiscal Year 2011	Fiscal Year 2010	Fiscal Year 2009
	(Amounts in thousands)		
Statutory 35% federal tax	$(12,674)	$(23,477)	$ (8,639)
State and local income taxes, net of federal income tax benefit	(1,914)	(5,164)	(1,256)
Deferred tax valuation allowance	18,043	37,774	—
Work opportunity tax credit	(802)	(585)	—
Other, net	75	918	(1,302)
Income tax expense (benefit)	$ 2,728	$ 9,466	$(11,197)

The Company files U.S. federal income tax returns and income tax returns in various state and local jurisdictions. In November 2008, the Internal Revenue Service began its examination of the Company's U.S. federal income tax return for the 2006 tax year. Thereafter, the IRS expanded the 2006 tax year audit to include the Company's 2007, 2008 and 2009 federal income tax returns, as well

14. Income Taxes (Continued)

as the Company's previously settled 2005 federal income tax return as a result of the Company's refund claims carrying back the Company's net operating losses. In addition, the Company is subject to U.S. federal income tax examinations for the Company's 2010 tax return and state and local income tax examinations for the 2007 to 2010 tax returns.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits in accordance with ASC 740 is as follows:

	Fiscal Year 2011	Fiscal Year 2010	Fiscal Year 2009
	(Amounts in thousands)		
Unrecognized tax benefits at beginning of period	$2,198	$2,519	$ 3,554
Additions based on tax positions related to the current year	—	—	399
Additions for tax positions of prior years	1,474	584	142
Reductions for tax positions of prior years	(575)	(458)	(330)
Settlements	(651)	—	(99)
Reductions for lapse of statute of limitations	(829)	(447)	(1,147)
Unrecognized tax benefits at end of period	$1,617	$2,198	$ 2,519

At January 28, 2012, the Company reported a liability of $1.6 million in other liabilities on the consolidated balance sheet for unrecognized tax benefits, including interest and penalties, all of which would impact the Company's effective tax rate if recognized. The Company does not anticipate any significant increases or decreases to the balance of unrecognized tax benefits during the next twelve months.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. During fiscal year 2011, fiscal year 2010 and fiscal year 2009, the Company recorded a net benefit for interest and penalties in the consolidated statements of operations of $0.2 million, $0.2 million, and $0.7 million, respectively. At January 28, 2012 and January 29, 2011, the Company had accrued $0.5 million and $0.6 million, respectively, for the potential payment of interest and penalties.

15. Redeemable Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred stock, $0.001 par value. At January 28, 2012 and January 29, 2011, there were no shares of preferred stock outstanding.

16. Share Repurchases

On November 26, 2008, the Company announced that its board of directors had authorized the repurchase of up to 3,750,000 shares over a 12-month period. During fiscal year 2009, the Company repurchased 1,000,000 shares of its common stock at a cost of approximately $3.4 million.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Restated Certificate of Incorporation.†
3.2	Amended and Restated Bylaws.††††
9.1	Stockholders Agreement by and among New York & Company, Inc. and the stockholders party thereto, dated August 25, 2004.**
9.2	Amendment No. 4 to Stockholders Agreement by and among New York & Company, Inc. and the stockholders party thereto, dated May 22, 2006.†††
9.3	Amendment No. 5 to Stockholders Agreement by and among New York & Company, Inc. and the stockholders party thereto, dated August 16, 2006.+
9.4	Amendment No. 6 to Stockholders Agreement by and among New York & Company, Inc. and the stockholders party thereto, dated May 10, 2011.(c)
9.5	Amendment No. 7 to Stockholders Agreement by and among New York & Company, Inc. and the stockholders party thereto, dated March 13, 2012.
10.1	Second Amended and Restated Employment Agreement between New York & Company, Inc. and Richard P. Crystal, dated August 25, 2004.**
10.2	Amendment No. 1 to Second Amended and Restated Employment Agreement, dated August 25, 2004, between New York & Company, Inc. and Richard P. Crystal, as amended on December 22, 2006.++
10.3	Amendment No. 2 to Second Amended and Restated Employment Agreement, dated August 25, 2004, between New York & Company, Inc. and Richard P. Crystal, as amended on May 4, 2007.++
10.4	Amendment No. 3 to Second Amended and Restated Employment Agreement, dated August 25, 2004, between New York & Company, Inc. and Richard P. Crystal, as amended on April 10, 2008.++
10.5	Amendment No. 4 to Second Amended and Restated Employment Agreement, dated August 25, 2004, between New York & Company, Inc. and Richard P. Crystal, as amended on January 28, 2009.†††††
10.6	Employment Letter, dated as of April 28, 2010, between New York & Company, Inc. and Gregory Scott.TTTT
10.7	Employment Letter, dated as of May 30, 2006, between New York & Company, Inc. and Kevin L. Finnegan.††††††
10.8	Employment Letter, dated as of November 3, 2008, between New York & Company, Inc. and Sheamus Toal.†††††
10.9	Employment Letter, dated as of September 5, 2010, between New York & Company, Inc. and Eran Cohen.(a)
10.10	Employment Letter, dated as of November 14, 2010, between New York & Company, Inc. and Michele Parsons.(a)
10.11	Employment Letter, dated as of November 9, 2011, between New York & Company, Inc. and Faeth Bradley.

Exhibit No.	Description
10.12	Amendment No. 1 to Employment Letter, dated as of May 30, 2006, between New York & Company, Inc. and Kevin L. Finnegan, as amended December 22, 2006.††††††
10.13	Transition Services Agreement by and between Lerner New York Holding, Inc. and Limited Brands, Inc., dated as of November 27, 2002.*
10.14	Amendment No. 1 to Transition Services Agreement, dated as of November 27, 2002, between Lerner New York Holding, Inc., New York & Company, Inc. as successor-in-interest to NY & Co. Group, Inc. and Limited Brands, Inc., as amended on April 19, 2006.T
10.15	Amendment No. 2 to Transition Services Agreement, dated as of November 27, 2002, between Lerner New York Holding, Inc., New York & Company, Inc. as successor-in-interest to NY & Co. Group, Inc. and Limited Brands, Inc., as amended on October 11, 2007.†††††
10.16	Amendment No. 3 to Transition Services Agreement, dated as of November 27, 2002, between Lerner New York Holding, Inc., New York & Company, Inc. as successor-in-interest to NY & Co. Group, Inc. and Limited Brands, Inc., as amended on July 17, 2008.†††††
10.17	Amendment No. 4 to Transition Services Agreement, dated as of November 27, 2002, between Lerner New York Holding, Inc., New York & Company, Inc. as successor-in-interest to NY & Co. Group, Inc. and Limited Brands, Inc., as amended on April 6, 2009.†††††
10.18	Amendment No. 5 to Transition Services Agreement, dated as of November 27, 2002, between Lerner New York Holding, Inc., New York & Company, Inc. as successor-in-interest to NY & Co. Group, Inc. and Limited Brands, Inc., as amended on March 16, 2010.††††††
10.19	Amendment No. 6 to Transition Services Agreement, dated as of November 27, 2002, between Lerner New York Holding, Inc., New York & Company, Inc. as successor-in-interest to NY & Co. Group, Inc. and Limited Brands, Inc., as amended on September 14, 2010.(a)
10.20	Second Amended and Restated Loan and Security Agreement by and among Lerner New York, Inc., Lernco, Inc., Jasmine Company, Inc., Wachovia Bank, National Association, as Agent for itself and the other Lender named therein, dated as of August 22, 2007.(a)
10.21	Amendment No. 1 to Second Amended and Restated Loan and Security Agreement by and among Lerner New York, Inc., Lernco, Inc., Jasmine Company, Inc., Wachovia Bank, National Association, as Agent for itself and the other Lender named therein, dated as of December 9, 2008.TTT
10.22	Second Amended and Restated Guarantee made by New York & Company, Inc., Lerner New York Holding, Inc., Nevada Receivable Factoring, Inc., Associated Lerner Shops of America, Inc. and Lerner New York GC, LLC in favor of Wachovia Bank, National Association, as Agent for itself and the other Lender named in the Second Amended and Restated Loan and Security Agreement, dated as of August 22, 2007.TT
10.23	Second Amended and Restated Collateral Assignment of Trademarks made among Lernco, Inc. and Jasmine Company, Inc. in favor of Wachovia Bank, National Association, as Agent for itself and the other Lender named in the Second Amended and Restated Loan and Security Agreement, dated as of August 22, 2007.(a)

Exhibit No.	Description
10.24	Amended and Restated Collateral Assignment of Trademarks made among Lerner New York, Inc. in favor of Wachovia Bank, National Association, as Agent for itself and the other Lender named in the Second Amended and Restated Loan and Security Agreement, dated as of August 22, 2007.(a)
10.25	Second Amended and Restated Stock Pledge Agreement by and between Lerner New York, Inc. and Wachovia Bank, National Association, as Agent for itself and the other Lender named in the Second Amended and Restated Loan and Security Agreement, dated as of August 22, 2007.TT
10.26	Second Amended and Restated Stock Pledge Agreement by and between Lerner New York Holding, Inc. and Wachovia Bank, National Association, as Agent for itself and the other Lender named in the Second Amended and Restated Loan and Security Agreement, dated as of August 22, 2007.TT
10.27	Second Amended and Restated Stock Pledge Agreement by and between New York & Company, Inc. and Wachovia Bank, National Association, as Agent for itself and the other Lender named in the Second Amended and Restated Loan and Security Agreement, dated as of August 22, 2007.TT
10.28	Second Amended and Restated Intercompany Subordination Agreement made among the Obligors, as defined in the Second Amended and Restated Loan and Security Agreement, and Wachovia Bank, National Association, as Agent for itself and the other Lender named in the Second Amended and Restated Loan and Security Agreement, dated as of August 22, 2007.TT
10.29	Amendment No. 2 to Second Amended and Restated Loan and Security Agreement by and among Lerner New York, Inc., Lernco, Inc., Lerner New York Outlet, Inc., formerly known as Jasmine Company, Inc., Wells Fargo Bank, National Association, successor by merger to Wachovia Bank, National Association, as agent for itself and the other Lender named therein, dated as of October 19, 2010.(a)
10.30	Third Amended and Restated Loan and Security Agreement made by and among Lerner New York, Inc., Lernco, Inc. and Lerner New York Outlet, Inc., wholly-owned indirect subsidiaries of New York & Company, Inc., and Wells Fargo Bank, N.A., as Agent and Sole Lender, dated as of August 10, 2011.(b)
10.31	Third Amended and Restated Guarantee, made by New York & Company, Inc., Lerner New York Holding, Inc., Nevada Receivable Factoring, Inc., New York & Company Stores, Inc. (formerly known as Associated Lerner Shops of America, Inc.), and Lerner New York GC, LLC, in favor of Wells Fargo Bank, N.A., as Agent and Sole Lender named in the Third Amended and Restated Loan and Security Agreement, dated as of August 10, 2011.(b)
10.32	Collateral Assignment of Transition Services Documents, made by Lerner New York Holding, Inc. and New York & Company, Inc., in favor of Wells Fargo Bank, N.A., as Agent and Sole Lender named in the Third Amended and Restated Loan and Security Agreement, dated as of August 10, 2011.(b)
10.33	Post-Closing Letter to the Third Amended and Restated Loan and Security Agreement made by and among Lerner New York, Inc., Lernco, Inc. and Lerner New York Outlet, Inc., wholly-owned indirect subsidiaries of New York & Company, Inc., and Wells Fargo Bank, N.A., as Agent and Sole Lender, dated as of August 10, 2011.(b)

Exhibit No.	Description
10.34	Performance Unit Award Agreement, dated as of January 28, 2009, between New York & Company, Inc. and Richard P. Crystal.†††††
10.35	Form of Amended and Restated 2002 Stock Option Plan that became effective immediately prior to the consummation of the Company's initial public offering.**
10.36	Form of Amended and Restated 2006 Long-Term Incentive Plan approved by the Company's Stockholders on June 29, 2009.***
10.37	Form of Amended and Restated 2006 Long-Term Incentive Plan, as amended and restated on June 22, 2011, approved by the Company's Stockholders on June 22, 2011.****
21.1	Subsidiaries of the Registrant.††††††
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1	Certification by the Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 9, 2012.
31.2	Certification by the Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 9, 2012.
32.1	Written Statement of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley act of 2002, dated April 9, 2012.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

† Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2005, as filed with the SEC on April 19, 2005.

††† Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2007, as filed with the SEC on April 6, 2007.

†††† Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2008, as filed with the SEC on April 8, 2008.

††††† Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2009, as filed with the SEC on April 7, 2009.

†††††† Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2010, as filed with the SEC on April 6, 2010.

T Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended April 29, 2006, as filed with the SEC on June 8, 2006.

TT Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended August 4, 2007, as filed with the SEC on September 7, 2007.

TTT Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended November 1, 2008, as filed with the SEC on December 11, 2008.

TTTT Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended May 1, 2010, as filed with the SEC on June 10, 2010.

* Incorporated by reference from Amendment No. 1 to the Company's Registration Statement on Form S-1 as filed with the SEC on July 9, 2004.

** Incorporated by reference from Amendment No. 3 to the Company's Registration Statement on Form S-1 as filed with the SEC on September 14, 2004.

*** Incorporated by reference from the Company's Registration Statement on Form S-8 as filed with the SEC on November 20, 2009.

**** Incorporated by reference from the Company's Registration Statement on Form S-8 as filed with the SEC on November 21, 2011.

+ Incorporated by reference from the Company's Current Report on Form 8-K filed with the SEC on August 17, 2006.

++ Incorporated by reference from the Company's Current Report on Form 8-K filed with the SEC on April 11, 2008.

(a) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2011, as filed with the SEC on April 11, 2011.

(b) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2011, as filed with the SEC on September 8, 2011.

(c) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended October 29, 2011, as filed with the SEC on December 8, 2011.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference, in the Registration Statements (Form S-8 No. 333-119803, Form S-8 No. 333-163266 and Form S-8 No. 333-178085), pertaining to the New York & Company, Inc. and subsidiaries Amended and Restated 2002 Stock Option Plan and the Amended and Restated 2006 Long-Term Incentive Plan, as amended and restated on June 22, 2011, respectively, of our reports dated April 9, 2012, with respect to the consolidated financial statements and schedule of New York & Company, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of New York & Company, Inc. and subsidiaries included in this Annual Report (Form 10-K) for the year ended January 28, 2012.

/s/ Ernst & Young LLP

New York, New York
April 9, 2012

Exhibit 31.1

CERTIFICATION

I, Gregory J. Scott, certify that:

1. I have reviewed this Annual Report on Form 10-K of New York & Company, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 9, 2012

/s/ GREGORY J. SCOTT

Gregory J. Scott
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Sheamus Toal, certify that:

1. I have reviewed this Annual Report on Form 10-K of New York & Company, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 9, 2012

/s/ SHEAMUS TOAL

Sheamus Toal
Executive Vice President and Chief Financial Officer

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350
As adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Solely for the purposes of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, we, the undersigned Chief Executive Officer and Executive Vice President and Chief Financial Officer of New York & Company, Inc. (the "Company"), hereby certify, based on our knowledge, that the Annual Report on Form 10-K of the Company for the year ended January 28, 2012 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 9, 2012

/s/ GREGORY J. SCOTT

Gregory J. Scott
Chief Executive Officer

/s/ SHEAMUS TOAL

Sheamus Toal
Executive Vice President and Chief Financial Officer

BOARD OF DIRECTORS

Gregory J. Scott
Chief Executive Officer, Director

Bodil M. Arlander
Director

Jill Beraud
Director

David H. Edwab
Director

James O. Egan
Director

John D. Howard
Director

Louis Lipschitz
Director

Edward W. Moneypenny
Director

Grace Nichols
Director

Michelle Pearlman
Director

Richard L. Perkal
Director

Arthur E. Reiner
Director

Edmond S. Thomas
Director

SENIOR MANAGEMENT

Gregory J. Scott *
Chief Executive Officer, Director

Faeth Bradley *
Executive Vice President,
Human Resources

Eran Cohen *
Executive Vice President,
Chief Marketing Officer

Stephen B. Ellis
Executive Vice President,
Executive Consultant

Kevin L. Finnegan *
Executive Vice President,
Global Sales

Mathew A. Gluckson
Executive Vice President,
Manufacturing

Hope Grey
Executive Vice President,
Product Life Cycle and Corporate Initiatives

Christine Munnelly
Executive Vice President,
Merchandising

Ryan A. Schreiber *
Vice President,
General Counsel

Sheamus Toal *
Executive Vice President,
Chief Financial Officer

William G. Voit
Executive Vice President,
Chief Information Officer

David Witkewicz
Executive Vice President,
Design

*Executive Officer

STOCKHOLDER INFORMATION

Stock Transfer Agent
Registrar and Transfer Company
Attention: Investor Relations
10 Commerce Drive
Cranford, NJ 07016
Phone: (800) 368-5948

Independent Registered Public Accounting Firm
Ernst & Young LLP
5 Times Square
New York, NY 10036

Investor Inquiries
Suzanne Rosenberg
Director, Investor Relations
Phone: (212) 884-2140

Annual Report on Form 10-K
A copy of the Company's Annual Report on Form 10-K is included herein as filed with the Securities and Exchange Commission. Additional copies are available without charge by visiting the Company's web site at http://www.nyandcompany.com or by contacting Integrated Corporate Relations at: (203) 682-8200.

Market Data
Shares of New York & Company, Inc. common stock are traded on the New York Stock Exchange under the symbol "NWY".

Annual Meeting of Stockholders
The Annual Meeting of Stockholders will be held on June 20, 2012, at 10:00 AM, EDT, at corporate headquarters.

Corporate Headquarters
New York & Company, Inc.
450 West 33rd Street
5th Floor
New York, NY 10001


arrive
in NY
STYLE


NEW YORK & COMPANY
nyandcompany.com
450 WEST 33RD STREET
NEW YORK, NY 10001